==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of March 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   March 21, 2006                        By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                             TECK COMINCO LIMITED
                              200 Burrard Street
                                 Vancouver, BC
                                    V6C 3L9


             NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        TAKE NOTICE that the Annual and Special Meeting of the Shareholders of TECK COMINCO LIMITED (the "Company") will be held in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, the 26th day of April, 2006, at 11:00 a.m. Pacific Daylight Time, to:

        (a) receive the Annual Report of the Company containing the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2005 and the report of the Auditor thereon;

        (b)     elect 14 Directors;

        (c) appoint the Auditor and authorize the directors to fix the Auditor's remuneration;

        (d) to consider, and if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "A" to the accompanying Management Proxy Circular, and incorporated herein by reference, approving amendments to the 2001 Stock Option Plan; and

        (e) transact such other business as may properly come before the Meeting or any adjournment thereof.


NOTES:

1. For those shareholders who requested it, a copy of the Annual Report accompanies this Notice of Meeting.

2. A Management Proxy Circular and form of proxy accompanies this Notice of Meeting. Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 at least 48 hours before the Meeting.

3. As provided in the CANADA BUSINESS CORPORATIONS ACT, the directors have fixed a record date of March 10, 2006. Accordingly, shareholders registered on the books of the Company at the close of business on March 10, 2006 are entitled to notice of the Meeting and to vote at the Meeting.

4. If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

         DATED this 1st day of March, 2006.

                                          By Order of the Board of Directors


                                          /s/ Karen L. Dunfee
                                          ----------------------------
                                          Karen L. Dunfee
                                          Corporate Secretary

                             TECK COMINCO LIMITED

                           MANAGEMENT PROXY CIRCULAR


SOLICITATION OF PROXIES

        THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TECK COMINCO LIMITED (THE "COMPANY") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT(S) THEREOF. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Company without special compensation. The cost of solicitation by management will be borne by the Company. The information contained herein is given as of March 1, 2006, unless otherwise stated.

        The persons named in the accompanying form of proxy are officers and/or directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 at least 48 hours before the Meeting.

        A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

        The shares represented by the persons named in the accompanying form of proxy will be voted for or against or withheld from voting on any ballot that may be called for in accordance with the directions contained therein. If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly. IN THE ABSENCE OF ANY SUCH DIRECTION, SUCH SHARES WILL BE
VOTED: (I) FOR THE ELECTION OF DIRECTORS; (II) FOR THE APPOINTMENT OF THE AUDITOR AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION; AND
(III) FOR THE RESOLUTION SET FORTH IN SCHEDULE "A" TO THIS MANAGEMENT PROXY CIRCULAR APPROVING THE AMENDMENTS TO THE 2001 STOCK OPTION PLAN. A simple majority of the votes cast at the Meeting is required to pass the resolutions proposed to be voted on at the Meeting. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of the Company knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING OF SHARES

REGISTERED SHAREHOLDERS

        If you are a registered shareholder you may vote your shares by two methods. You may vote in person at the Meeting or by proxy as explained below. If your shares are held in the name of an intermediary, please see below under the heading, "Non-Registered Shareholders".

        If you are a registered shareholder and plan to attend the Meeting and vote your shares in person you do not need to complete and return the form of proxy. Your vote will be recorded and counted at the Meeting. Please register with a representative of CIBC Mellon Trust Company, the transfer agent, upon arrival at the Meeting.

        If you are a registered shareholder and are unable to attend the Meeting in person, you may vote by proxy by completing, dating and signing the enclosed form of proxy and sending it by mail or delivery in the enclosed envelope to the Secretary of the Company c/o CIBC Mellon Trust Company,
Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, or to the Corporate Secretary of the Company, at the Company's registered office located at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 at least 48 hours before the Meeting. You may also fax your completed proxy to 416-368-2502

NON-REGISTERED SHAREHOLDERS

        In the Notice of Annual and Special Meeting of Shareholders, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders. In many cases, shares beneficially owned by a shareholder are registered either in the name of an intermediary that the non-registered shareholder deals with in respect of the shares or in the name of a clearing agency such as the Canadian Depository for Securities of which the intermediary of the non-registered shareholder is a participant.

        There are two kinds of beneficial owners. Those who object to their name being made known to the Company, referred to as objecting beneficial owners ("OBOs") and those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners ("NOBOs"). The Meeting materials are being sent to both OBOs and NOBOs. In accordance with new legal requirements, the Company has decided this year to distribute copies of the Notice of Annual and Special Meeting, Management Proxy Circular, the enclosed form of proxy and the Company's 2005 Annual Report to NOBOs directly. Your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Meeting materials to NOBOs directly, the Company has assumed responsibility for delivering these materials to you and executing your proper voting instructions. The Meeting materials for OBOs will continue to be distributed through clearing houses and intermediaries, who often use a service company such as ADP Investor Communications to forward meeting materials to non-registered shareholders.

OBJECTING BENEFICIAL OWNERS
---------------------------

        Intermediaries are required to forward Meeting materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting materials will either be given a proxy which has already been signed by the intermediary and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed or, more typically, be given a voting instruction form ("VIF") which must be completed and signed by the OBO in accordance with the directions on the VIF.

NON-OBJECTING BENEFICIAL OWNERS
-------------------------------

        The Meeting materials with a form of proxy will be forwarded to NOBOs by the Company's transfer agent, CIBC Mellon. These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by facsimile. CIBC Mellon will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive. The purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own.

        Should a non-registered shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy and insert the non-registered shareholder's (or such other person's) name in the blank space provided, or in the case of a VIF, follow the instructions on the form. By doing so you are instructing the intermediary to appoint you or your designee as proxyholder.

        IN ANY EVENT, NON-REGISTERED SHAREHOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES OR CIBC MELLON, AS THE CASE MAY BE.


VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

        The Company is authorized to issue an unlimited number of Class A Common shares, Class B subordinate voting shares and preference shares. At March 1, 2006 there were outstanding 4,673,453 Class A Common shares, each carrying the right to 100 votes per share, and 198,892,396 Class B subordinate voting shares, each carrying the right to one vote per share. The Class B subordinate voting shares carry 29.85% of the aggregate voting rights attached to the Class A Common and Class B subordinate voting shares.

        With the exception of the shareholders mentioned below, the directors and officers of the Company do not know of any person or company beneficially owning or exercising direction or control over shares carrying more than 10% of the votes attached to any class of voting securities of the Company.

        Temagami Mining Company Limited ("Temagami") has informed the Company that as at March 1, 2006 it beneficially owned or exercised direction or control over 2,150,000 Class A Common shares (representing 46.00% of the Class A Common shares outstanding) and 430,000 Class B subordinate voting shares (representing 0.22% of the Class B subordinate voting shares outstanding) of the Company, which shares represent 32.33% of the total votes attached to the combined outstanding Class A Common shares and Class B subordinate voting shares. Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami, and SMM Resources Incorporated ("SMM"), a wholly owned subsidiary of Sumitomo Metal Mining Co. Ltd., beneficially owns 49% of the outstanding shares of Temagami.

        In addition to the foregoing, SMM has informed the Company that as at March 1, 2006 it beneficially owned and exercised direction or control over 734,500 Class A Common shares and 147,900 Class B subordinate voting shares of the Company. Accordingly, SMM exercises voting rights representing 11.05% of the total votes attached to the combined outstanding Class A Common shares and Class B subordinate voting shares of the Company.

        As of March 1, 2006, Caisse de depot et placement du Quebec held 773,800 Class A Common shares which represent 16.55% of the Class A Common shares. Those shares, together with 3,000,955 Class B subordinate voting shares (representing 1.51% of the Class B subordinate voting shares outstanding) held by it, represent 12.06% of the total votes attached to the combined outstanding Class A Common shares and Class B subordinate voting shares of the Company.

SUBORDINATE VOTING SHAREHOLDER PROTECTION

        The attributes of the Class B subordinate voting shares contain so-called "Coattail Provisions" which provide that in the event an offer (an "Exclusionary Offer") to purchase Class A Common shares, which is required to be made to all or substantially all holders thereof is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B Subordinate Voting share will be convertible into one

Class A Common share. The Class B subordinate voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A Common shares (excluding those shares held by the offeror making the Exclusionary Offer).

        If an offer to purchase Class A Common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A Common shares, the Coattail Provisions will not be applicable.

        The above is a summary only. Reference should be made to the full text of the Coattail Provisions contained in the articles of the Company, a copy of which may be obtained on SEDAR or by writing to the Corporate Secretary of the Company.

RECORD DATE

        Each holder of issued and outstanding Class A Common shares or Class B subordinate voting shares of record at the time of the close of business on March 10, 2006, (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in proxy or in person, the number of shares held by such holder on the record date.

                     PARTICULARS OF MATTERS TO BE ACTED ON

ELECTION OF DIRECTORS

        Directors are elected annually and the Board has determined that the number of directors to be elected is 14. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the nominees whose names are set forth below. Of the 14 nominees, all are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's shares are to be withheld from voting on the election of directors.

        Each of the following persons is nominated to hold office as a director until the next Annual Meeting or until his or her successor is duly elected or appointed.

====================================================================================================================
J. BRIAN AUNE                           Independent     J.  Brian  Aune  joined  the Board of Teck  Corporation  in
Director Since: 1995                    (8)             February 1995 and was a member of the Board of Cominco from
Shareholdings:                                          1997 to the  date of the  merger.  Mr.  Aune,  a  chartered
16,500 Class B Subordinate Voting                       accountant,  joined Nesbitt Thomson Inc. in 1966 and served
 5,278 Deferred Share Units                             as Chairman and Chief Executive  Officer from 1980 to 1990.
                                                        He is President of Alderprise  Inc. and was Chairman of St.
                                                        James  Financial  Corporation  from 1990 to September  1995
                                                        (both private investment companies).  He is a Director of a
                                                        number  of  Canadian   public  and   private   corporations
                                                        including   BMO   Nesbitt   Burns   Corporation    Limited,
                                                        Constellation   Software  Inc.,  The  CSL  Group  Inc.  and
                                                        Investors Group Corporate Class Inc. Mr. Aune is a resident of Westmount, Quebec, Canada and is 66. (1), (3), (4), (5)

====================================================================================================================
LLOYD I. BARBER C.C., S.O.M., LL.D      Independent     Lloyd I.  Barber has  served on the Board of Cominco  since
Director Since:  2001                   (8)             1986 and the  Board of Teck  Cominco  since  2001.  He is a
Shareholdings:                                          graduate  of the  University  of  Saskatchewan  (B.A.  / B.
3,150 Class B Subordinate Voting                        Com.),  the University of California in Berkeley  (M.B.A.),
5,278 Deferred Share Units                              and the  University  of  Washington  (Ph.  D.). He has been
                                                        President  Emeritus of the University of Regina since 1990.
                                                        He is a Trustee  of the  Fording  Canadian  Coal  Trust,  a
                                                        Director  of  CanWest   Global,   and   Greystone   Capital
                                                        Management.  Dr. Barber was appointed a Companion, Order of
                                                        Canada in April,  1993.  Dr. Barber is a resident of Regina
                                                        Beach, Saskatchewan, Canada and is 73. (3), (4), (6)

====================================================================================================================
JALYNN H. BENNETT                       Independent     Jalynn  Bennett  is  President  of  Jalynn H.  Bennett  and
C.M.                                    (8)             Associates  Ltd., a consulting  firm in strategic  planning
Director Since:  2005                                   and  organizational  development  in both  the  public  and
Shareholdings:                                          private  sectors.  She  holds  a  degree,  specializing  in
1,000 Class B Subordinate Voting                        economics,  from the University of Toronto.  Ms. Bennett is
2,362 Deferred Share Units                              currently  a  Director  of the  Canadian  Imperial  Bank of
                                                        Commerce,   Nortel   Networks   Limited,   Nortel  Networks
                                                        Corporation, and Cadillac Fairview Corporation Limited. She
                                                        is  also  a  Director  of  The   Hospital   for  Sick  Kids
                                                        Foundation;  a Member of the Lawrence  National  Centre for
                                                        Policy and Management Advisory Council, Richard Ivey School
                                                        of Business;  Vice Chair of The Public Accountants  Council
                                                        for the  Province  of  Ontario;  and a Member of the Canada
                                                        Millennium   Scholarship   Foundation.   She   is  a   past
                                                        Commissioner of the Ontario Securities Commission and was a
                                                        member  of  the  Toronto  Stock  Exchange,  Canadian  Stock
                                                        Exchange   and  the   Canadian   Institute   of   Chartered
                                                        Accountants'  Joint Committee on Corporate  Governance (The
                                                        Saucier  Committee).  Ms. Bennett is a resident of Toronto,
                                                        Ontario and is 63.(2)
====================================================================================================================

====================================================================================================================
HUGH J. BOLTON                           Independent    Hugh J. Bolton  joined the Board of Cominco in 1998 and the
F.C.A.                                   (8)            Board of Teck  Cominco  in 2001.  He is a  graduate  of the
Director Since:  2001                                   University  of Alberta  (B.A.  Economics).  Mr.  Bolton was
Shareholdings:                                          managing  partner of Coopers & Lybrand  Canada  (accounting
6,000 Class B Subordinate Voting                        firm) from 1984 to 1990 and  Chairman  and Chief  Executive
5,278 Deferred Share Units                              Officer  from 1991 to 1998.  He is  presently  Chairman  of
                                                        Epcor  Utilities  Inc.,  Lead Director of Matrikon  Inc., a
                                                        Director of the Toronto  Dominion  Bank,  WestJet  Airlines
                                                        Ltd., Canadian National Railway Company and the Province of
                                                        Alberta's  Shock  Trauma Air Rescue  Society  (STARS).  Mr.
                                                        Bolton is a resident of Edmonton,  Alberta.,  Canada and is
                                                        67. (2)

====================================================================================================================
MASAYUKI HISATSUNE                       Independent    Masayuki  Hisatsune  was elected a Director of Teck Cominco
Director Since:  2002                    (8)            in 2002. He graduated  from the  University of Tokyo with a
Shareholdings:                                          degree  (B.A.  Sc.)  in  Metallurgical   Engineering.   Mr.
1,000 Class B Subordinate Voting (9)                    Hisatsune  is a  Vice-President  and  Director  of Sumitomo
5,278 Deferred Share Units (9)                          Metal Mining America Inc., as well as a Director of several other  companies  which are  subsidiaries of Sumitomo Metal
                                                        Mining  Co.  (mining  and mine  development  company).  Mr.
                                                        Hisatsune a resident of Vancouver,  B.C., Canada and is 57.
                                                        (6)

====================================================================================================================
NORMAN B. KEEVIL                         Not            Norman B. Keevil  joined the Board of Teck  Corporation  in
Director Since:  1963                    Independent    1963 and was a member of the Board of Cominco  from 1986 to
Shareholdings:                           (7), (10)      the date of the merger.  He is a graduate of the University
209,440 Class A                                         of Toronto (B.A.  Sc.) and the  University of California at
360,101 Class B Subordinate Voting                      Berkeley  (Ph.  D.). He received an honorary  LL.D from the
 35,050 Restricted Share Units                          University  of B.C.  in May,  1993.  He was  Vice-President
                                                        Exploration  at  Teck   Corporation   from  1962  to  1968,
                                                        Executive  Vice-President  from 1968,  President  and Chief
                                                        Executive  Officer  from  1981  to  2001  and is  presently
                                                        Chairman of the Board of Teck  Cominco.  He is a a Lifetime
                                                        Director of the Mining  Association  of Canada.  Dr. Keevil
                                                        was  inducted  into  the  Canadian  Mining  Hall of Fame in
                                                        January,  2004. Dr. Keevil is a resident of West Vancouver,
                                                        B.C., Canada and is 68. (1)

====================================================================================================================
NORMAN B. KEEVIL III                     Not            Norman B.  Keevil III joined the Board of Teck  Corporation
Director Since:  1997                    Independent    in 1997.  He  graduated  from  the  University  of  British
Shareholdings:                           (11)           Columbia (B.A. Sc.) with a Mechanical  Engineering  degree.
14,000 Class B Subordinate Voting                       Mr. Keevil is Chief Operating Officer and Vice President of
 5,723 Deferred Share Units                             Engineering with Triton Logging Inc. (underwater harvesting company) of Victoria,  B.C. Prior to joining Triton, he was
                                                        President and Chief Executive Officer of Pyramid Automation
                                                        Ltd.  (manufacturing process automation company), a company he  helped  found in 1998.  Mr.  Keevil  is a  resident  of
                                                        Victoria, B.C., Canada and is 42. (6)

====================================================================================================================
DONALD R. LINDSAY                        Not            Don Lindsay  joined Teck  Cominco  Limited as  President in
Director Since:  2005                    Independent    January 2005,  was  appointed a Director in February,  2005
Shareholdings:                           (13)           and  Chief  Executive  Officer  in  April,  2005.  He  is a
250,000 Class B Subordinate Voting                      graduate of Queens  University  (B.Sc.,  Hons.) and Harvard
 45,435 Deferred Share Units                            Business  School  (M.B.A.) He is a Director of Fording (GP)
                                                        ULC. Mr.  Lindsay was  employed by CIBC World  Markets Inc.
                                                        (investment  banking)  from  1985  to  2004  where  he  was
                                                        President of CIBC World  Markets  Inc.,  Head of Investment
                                                        and Corporate  Banking and Head of the Asia Pacific Region.
                                                        Mr. Lindsay is a resident of Vancouver, B.C., Canada and is
                                                        47. (1)

====================================================================================================================
TAKURO MOCHIHARA                         Independent    Takuro  Mochihara  joined the Board of Teck  Corporation in
Director Since:  2000                    (8)            2000. He is a graduate of the University of Tokyo,  Faculty
Shareholdings:                                          of  Law.  Mr.  Mochihara  held  managerial  positions  with
1,000 Class B Subordinate Voting (9)                    Mitsubishi Canada Ltd. and Mitsubishi  Corporation (general
5,278 Deferred Share Units (9)                          trading  companies)  from  1986  to  2000  when  he  joined
                                                        Sumitomo  Metal  Mining Co.  (mining  and mine  development company) as Personal Assistant to the President,  Corporate
                                                        Planning  Dept.  and General  Manager,  Projects,  Minerals
                                                        Resource  Division  &  Non-Ferrous   Metal  Division.   Mr.
                                                        Mochihara is a resident of Tokyo, Japan and is 60. (1)

====================================================================================================================

====================================================================================================================
WARREN S.R. SEYFFERT                    Not            Warren  S.  R.  Seyffert  Q.C.  joined  the  Board  of Teck
Q.C.                                    Independent    Corporation  in  1989  and was a  member  of the  Board  of
Director Since:  1989                   (12)           Cominco  from  2000  to the  date  of the  merger.  He is a
Shareholdings:                                         graduate of the  University  of Toronto Law School  (LL.B.)
40,400 Class B Subordinate Voting                      and York  University,  Osgoode Hall  (LL.M).  He has been a
 5,278 Deferred Share Units                            member of the law firm Lang Michener LLP since 1969 and has served as Chair of the partnership,  Chair of the executive committee and national managing partner.  He taught "Law of
                                                       Corporate Management" for over 12 years at Osgoode Hall Law
                                                       School.  He is a  Director  of various  public and  private
                                                       corporations   including   Allstate  Insurance  Company  of
                                                       Canada,  Pembridge Insurance Company, The Kensington Health
                                                       Centre,  and St Andrew  Goldfields Ltd. and is an Honourary
                                                       Trustee of the Royal  Ontario  Museum.  Mr.  Seyffert  is a
                                                       resident of Toronto, Ontario, Canada and is 65. (6)

====================================================================================================================
KEITH E. STEEVES                        Independent    Keith E. Steeves  joined the Board of Teck  Corporation  in
F.C.A.                                  (8)            1981. He received his Chartered Accountant certification in
Director Since:  1981                                  1963  in  Alberta  and in  1964 in  British  Columbia.  Mr.
Shareholdings:                                         Steeves    was   Senior    Vice-President    Finance    and
15,000 Class B Subordinate Voting                      Administration  at Bethlehem Copper  Corporation until 1981
 5,278 Deferred Share Units                            and an officer of Teck Corporation from 1981-1996.  He is a member of the British Columbia and the Canadian  Institutes of Chartered  Accountants and the British  Columbia and the
                                                       Canadian Financial Executives Institutes.  Mr. Steeves is a
                                                       resident of Richmond, B.C., Canada and is 73. (2), (4)

====================================================================================================================
CHRIS M.T. THOMPSON                     Independent    Chris M. T.  Thompson  joined the Board of Teck  Cominco in
Director Since:  2003                   (8)            June, 2003. He is a graduate of Rhodes  University,  SA (BA
Shareholdings:                                         Law & Economics)  and Bradford  University,  UK (MSc).  Mr.
35,500 Class B Subordinate Voting                      Thompson  was the Chief  Executive  Officer and Chairman of
 5,278 Deferred Share Units                            the Board of Gold Fields  Ltd.  (precious  metal  producer)
                                                       from 1998 - 2002 and was the  Chairman  of the  Board  from
                                                       1998 until  November,  2005.  He was  Chairman of the World
                                                       Gold  Council,  from  April  2002  until  April  2005.  Mr.
                                                       Thompson is a resident of Englewood,  Colorado,  U.S.A. and is 58. (1), (2), (5), (6)

====================================================================================================================
DAVID A. THOMPSON                       Not            David A. Thompson was Deputy  Chairman and Chief  Executive
Director Since:  1980                   Independent    Officer  from August  2001 until April 2005,  having been a
Shareholdings:                          (1)(0)         Director of Teck  Corporation  since 1980 and Cominco since
174,626 Class B Subordinate Voting                     1986.  He is a graduate of the London  School of  Economics
 33,586 Deferred Share Units                           and Harvard Business School (Advanced  Management Program).
                                                       He was co-Managing Director of Messina (Transvaal) prior to joining  Teck in 1980 as Chief  Financial  Officer  and has held a variety of senior  management  positions,  including
                                                       President and Chief Executive  Officer of Cominco from 1995 to 2001. He is a Director of Fording (GP) ULC. Mr. Thompson
                                                       is a resident of West  Vancouver,  B.C.,  Canada and is 66.
                                                       (4)

====================================================================================================================
ROBERT J. WRIGHT  C.M., Q.C.            Independent    Robert J.  Wright  Q.C.  served as Chairman of the Board of
Director Since:  1968-1971; 1971-1989   (8)            Teck  Corporation  from  1994 to 2000 and has  been  Deputy
and 1994                                               Chairman  since  2000.  He was a  member  of the  Board  of
Shareholdings:                                         Cominco  from  1994  to  the  date  of  the  merger.  He is
40,000 Class B Subordinate Voting                      currently  Lead  Director  and  Chairman  of the  Corporate
10,698 Deferred Share Units                            Governance &  Nominating  Committee  of Teck  Cominco.  Mr.
                                                       Wright is a graduate  of  Trinity  College,  University  of
                                                       Toronto (B.A.) and Osgoode Hall Law School (LL.B.).  He was
                                                       a partner with Lang  Michener LLP from 1964 to 1989 and the
                                                       Chairman of the Ontario Securities  Commission from 1989 to
                                                       1993.  He is a Trustee of the Fording  Canadian Coal Trust,
                                                       Chairman  and  member  of the  Executive  Committee  of the
                                                       Mutual  Fund  Dealers   Association,   Chairman  of  Armtec
                                                       Infrastructure  Income  Fund,  Director  and  member of the
                                                       Executive Committee of the AARC Foundation.  Mr. Wright was
                                                       appointed  a Member of the Order of Canada in April,  1997.
                                                       Mr. Wright is a resident of Toronto, Ontario, Canada and is
                                                       73. (1), (2), (3), (5)
====================================================================================================================

NOTES:

(1)   Member of the Executive Committee of the Board.
(2)   Member of the Audit Committee of the Board.
(3)   Member of the Compensation Committee of the Board.
(4)   Member of the Pension Committee of the Board.
(5)   Member of the Corporate Governance & Nominating Committee of the Board.
(6)   Member of the Environment, Health & Safety Committee of the Board.
(7) N.B. Keevil is a Director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding Corporation are reported under the heading "Voting Shares" in this Management Proxy Circular. Dr. Keevil retired as Chief Executive Officer of the Company in 2001. The Board has determined that he will not be termed independent because of his family's long-standing connection to the Company.
(8) Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the Director's ability to act with a view to the best interests of the Company other than interests and relationships arising solely from holdings in the Company, and (b) is not considered to have a direct or indirect material relationship with the Company under subsection 1.4 of multilateral instrument 52-110.
(9) Messrs. Mochihara and Hisatsune are employees of Sumitomo Metal Mining Co. Ltd. ("Sumitomo") and, as such, are required to hold these shares in trust for Sumitomo.
(10)  Former officer of the Company.
(11)  Family relationship with N.B. Keevil.
(12)  Counsel to a law firm which provides legal advice to the Company.
(13)  Officer of the Company.

SHAREHOLDINGS OF  BOARD MEMBERS AS AT MARCH 1, 2006

o     Total number of Class A Shares held by all directors: 209,440
o     Total  number  of Class A Shares  held by all  non-executive  directors:
      209,440
o     Total number of Class B subordinate voting shares held by all directors:
      958,277
o Total number of Class B subordinate voting shares held by all non-executive directors: 708,277
o     Total value of Class A Shares held by all directors: $15,917,440
o     Total value of Class B subordinate  voting shares held by all directors:
      $70,021,300
o     Total  value  of  Class A Shares  held by all  non-executive  directors:
      $15,917,440
o Total value of Class B subordinate voting shares held by all non-executive directors: $51,753,800
o Values are based on the closing price of Class A and Class B subordinate voting shares on the Toronto Stock Exchange on March 1, 2006.


APPOINTMENT OF  AUDITOR

        Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as the Auditor of the Company to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the Auditor's remuneration. PricewaterhouseCoopers LLP or its predecessor has been the Auditor of the Company for more than 5 years.

AUDITOR'S FEES

        For the years ended December 31, 2005 and 2004, the Company paid the external auditor $2,028,000 and $2,215,000 respectively as detailed below:

                                         --------------        ---------------
                                           Year Ended            Year Ended
                                           2005 ($000)           2004 ($000)
                                         --------------        ---------------
        Audit Services(1)                    1,369                 1,620
        Audit Related Services(2)             330                   302
        Tax Fees(3)                           146                   256
        All Other Fees (4)                    183                    37

Notes

(1) Includes services that are provided by the Company's independent auditor in connection with statutory and regulatory filings.
(2) Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.
(3) In 2005 fees are for international tax services and advice provided to foreign offices.
(4)   In 2005 fees are principally for Sarbanes Oxley related services.

                    DESCRIPTION OF THE 2001 STOCK OPTION PLAN

INTRODUCTION
------------

        The 2001 Stock Option Plan (the "2001 Stock Option Plan") was approved by the shareholders of the Company on April 25, 2001 and amendments thereto were approved by the shareholders of the Company on April 28, 2004. 9,000,000 Class B subordinate voting shares (representing 4.5% of the outstanding Class B subordinate voting shares) are reserved for issuance upon exercising share purchase options which have been and which may be granted from time to time under the 2001 Stock Option Plan.

        Following is a summary of relevant aspects of the 2001 Stock Option Plan, a copy of which is available upon request from the Corporate Secretary.

ELIGIBILITY
-----------

        Under the 2001 Stock Option Plan, options may be granted to full-time employees of the Company and its affiliates and to consultants who are not insiders. Options may be granted in such numbers as the Compensation Committee considers appropriate having regard to past and anticipated future contributions of the respective optionee to the Company. It is Board policy that no person may hold options to purchase more than one-half of one percent of the Class B subordinate voting shares outstanding on the date of grant. As of April 28, 2004, no options may be granted under the 2001 Stock Option Plan to non-executive directors.

EXERCISE PRICE AND TERM
-----------------------

        The exercise price for each option will be the closing price for the Class B subordinate voting shares on the Toronto Stock Exchange (the "TSX") on the trading day next preceding the date of grant. Options will have such maximum term, not exceeding ten years, as the Compensation Committee or the Board, as the case may be, may determine. The 2001 Stock Option Plan does not permit the granting of any financial assistance in respect of the purchase of Class B subordinate voting shares on the exercise of options.

VESTING OF OPTIONS
------------------

        The extent to which options may be exercised from time to time during their term will be determined by the Company's Compensation Committee or the Board. The Board adopted a policy in 2004 that requires option grants to vest in equal amounts over a 3 year period.

RESTRICTIONS ON PARTICIPATION
-----------------------------

        The issuance of options under the 2001 Stock Option Plan is subject to the following restrictions on participation by optionholders:

        (i) the number of options on Class B subordinate voting shares granted in any one year may not exceed 1% of the issued and outstanding Class B subordinate voting shares and the number of Class B subordinate voting shares eligible for exercise in any particular year may not exceed 5% of the issued and outstanding Class B subordinate voting shares;

        (ii) the number of Class B subordinate voting shares reserved for issuance under options granted to insiders of the Company as defined in the SECURITIES ACT (Ontario) ("Insiders") or under options granted to Insiders under any other share compensation arrangement of the Company may not exceed 10% of the outstanding issue (generally being the number of Class B subordinate voting shares outstanding, less the number of Class B subordinate voting shares issued in the prior 12 months pursuant to share compensation arrangements);

        (iii) Insiders may not, within a 12 month period, be issued a number of Class B subordinate voting shares under the 2001 Stock Option Plan and/or under any other share compensation arrangement of the Company exceeding 10% of the outstanding issue;

        (iv) any one Insider and that Insider's associates may not, within a 12 month period, be issued a number of Class B subordinate voting shares under the 2001 Stock Option Plan and/or under any other share compensation arrangement of the Company exceeding 5% of the outstanding issue; and

        (v) the number of Class B subordinate voting shares reserved for issuance under options granted under the 2001 Stock Option Plan and/or under any other share compensation arrangement to any one person may not exceed 5% of the outstanding issue.

ASSIGNMENT OF OPTIONS
---------------------

        Options are non-assignable (other than to the optionee's registered retirement savings plan or registered retirement income fund).

TERMINATION OF OPTIONS
----------------------

        Options generally terminate on the termination of employment, provided that:

        (i) in the case of the death of an employee, his or her personal representative will be entitled to exercise, until the earlier of (a) the date of expiry (or the first anniversary of the date of death if later) and (b) the third anniversary of the death, options which are currently vested and which would otherwise have vested within three years of death;

        (ii) in the case of the death of a director (who is not a full time employee) or of a consultant, his or her personal representative will be entitled to exercise, until the first anniversary of the death, options which are currently vested and which would otherwise have vested within one year of death;

        (iii) in the case of retirement from employment, the optionholder will be entitled to exercise, until the earlier of the date of expiry and the third anniversary of retirement (or such other period as may be determined by the President in the case of early retirement), options which are currently vested at the date of retirement, provided that if the Amendments described below are approved by the shareholders at the Meeting, all options held at normal retirement age will vest at the date of retirement (and in the case of an optionholder who retires prior to normal retirement age, the President will have the discretion to treat an individual who takes retirement before normal retirement age as if such individual had reached normal retirement age);

        (iv) in the case of resignation from employment, the optionholder will be entitled to exercise, until the earlier of the date of expiry and 90 days following the date of resignation, options which are currently vested at the date of resignation;

        (v) in the case of termination of employment (other than by dismissal for cause), the optionholder will be entitled to exercise, until the earlier of the date of expiry and the first anniversary of termination of employment, options which are vested at the date of termination; and

        (vi) in the case of the termination of the appointment of a director or consultant, the optionholder will be entitled to exercise, until the earlier of the date of expiry and the first anniversary of termination of employment, options which are vested at the date of termination.

CONVERSION INTO SHARE APPRECIATION RIGHT
----------------------------------------

        Where the market value of the Class B Subordinate Voting Shares exceeds the exercise price of an option, an optionholder has the right (the "Share Appreciation Right"), in lieu of exercising the option to receive a cash amount determined by multiplying the number of Class B Subordinate Voting Shares which may be purchased upon exercise of such option by the excess of the market value of such Class B Subordinate Voting Shares over the exercise price of the option. The Share Appreciation Right may only be exercised in respect of a maximum of 10,000 Class B Subordinate Voting Shares by any optionholder. An optionholder who exercises a Share Appreciation Right may apply up to 50% of the amount receivable to purchase Class B Subordinate Voting Shares from treasury at a price equal to the market value thereof (determined in accordance with the terms of the 2001 Stock Option Plan).

AMENDMENT PROVISIONS
--------------------

        The 2001 Stock Option Plan did not contain a general or specific amendment provision. As a result of the proposed amendment, the Board, provided the shareholders approve the amendment, will have the discretion to amend any provision of the 2001 Stock Option Plan or discontinue the 2001 Stock Option Plan, including the discretion to amend provisions specifically enumerated in new section 15 of the 2001 Stock Option Plan. Any such amendment will only require approval of the shareholders if they relate to:

        (i) an increase in the number of Class B subordinate voting shares reserved for issuance upon exercise of options; or

        (ii) limitations on grants of options to Insiders and on the number of Class B subordinate voting shares reserved for issuance to Insiders.

        The amendment provisions appear as new section 15 of the 2001 Stock Option Plan and are set out in this Management Proxy Circular under the heading "2001 Stock Option Plan Amendment Resolution".

SUMMARY OF OUTSTANDING OPTIONS
------------------------------

        The following table sets out the total number of Class B subordinate voting shares reserved for issuance in respect of options under the 2001 Stock Option Plan and the Merger Options.

                                  RESERVED FOR ISSUANCE UNDER STOCK OPTION PLANS
                                               (AS AT MARCH 1, 2006)

---------------------------------------------------------------------------------------------------------------------------------
                                                 Number of                     % of                           % of
                                            Class B Subordinate             Outstanding                    Outstanding
                                               Voting Shares        Class B Subordinate Voting       Class A Common Shares &
                                           Reserved for Issuance              Shares               Class B Subordinate Voting
                                                                                                             Shares
---------------------------------------------------------------------------------------------------------------------------------
Options Outstanding under 2001 Stock
Option Plan                                      2,387,115                     1.20%                          1.17%
---------------------------------------------------------------------------------------------------------------------------------
Options available for future grant
under 2001 Stock Option Plan                     3,940,131                     1.98%                          1.93%
---------------------------------------------------------------------------------------------------------------------------------
Merger Options (1)                                519,400                      0.26%                          0.25%
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                            6,846,646                     3.44%                          3.36%
---------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) the Merger Options were granted in 2001 in connection with the merger of Teck Corporation and Cominco Ltd.

                  2001 STOCK OPTION PLAN AMENDMENT RESOLUTION

BACKGROUND
----------

        Shareholders are being asked to approve certain amendments (the "Amendments") to the 2001Stock Option Plan. The purpose of the Amendments is to:

        (i) amend the terms relating to the vesting of options on the retirement of an employee to be consistent with the vesting provisions of the Company's Restricted Share Unit and Deferred Share Unit Plans; and

        (ii) give the Board the power to amend or discontinue the 2001 Stock Option Plan subject to receipt of shareholder approval in certain enumerated circumstances.

The Amendments are described in further detail below.

AMENDMENTS TO THE 2001 STOCK OPTION PLAN
----------------------------------------

        The Amendments have been approved by the Board of Directors. The Amendments are set out in the resolution reproduced in this Management Proxy Circular. The Amendments provide as follows:

        (i) that upon the retirement of an optionholder at normal retirement age, all options held by that optionholder will vest on the date of retirement and will be exercisable until the earlier of the third anniversary of the date of retirement and the expiry date of the options;

        (ii) that upon retirement of an optionholder before normal retirement age, all options vested at the date of retirement will continue to be exercisable, provided that the President of the Company may agree to the acceleration of the vesting of all options held by the optionholder as of that date. The President also retains discretion to determine the period of time during which the options are exercisable (provided that it not be later than the expiry date thereof); and

        (iii) that the Board has the discretion to amend or discontinue the Plan and amend options granted thereunder (without approval of the shareholders except in respect of specified provisions described above under "Description of the 2001 Stock Option Plan - Amendment Provisions"), including the discretion to amend provisions specifically enumerated in new section 15 of the 2001 Stock Option Plan as set out in this Management Proxy Circular.

        The Amendments were approved unanimously by the Board at its meeting on February 15, 2006. Directors present at that meeting included all of the Company's independent directors as identified on pages 5-7 of this Management Proxy Circular.

        The Amendments must be approved by a majority of the votes cast by holders of Class A Common shares and Class B subordinate voting shares, voting together.

        Options currently outstanding under the 2001 Stock Option Plan, including options in respect of 37,434 Class B subordinate voting shares held by two optionholders who retired in January, 2006 or who will retire in April, 2006, will benefit from the accelerated vesting provisions permitted by the Amendments.

        Unless a choice is otherwise specified, it is intended that the Class A Common shares and the Class B subordinate voting shares represented by the proxies hereby solicited will be voted in favour of the resolution set out in Schedule "A" to this Management Proxy Circular approving the amendments to the 2001 Stock Option Plan.

        A copy of the 2001 Stock Option Plan is available from the Corporate Secretary.

          REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

        The guidelines for corporate governance disclosure first published for comment in October 2004, became effective in June of 2005 and the Canadian Securities Administrators ("CSA"), in large part, agreed to National Policy 58-201 which provides specific guidance on corporate governance. In addition to the corporate governance guidelines, the CSA adopted a national instrument and new form dealing with the disclosure of corporate governance practices.

        We carefully considered the guidelines in the annual review of our corporate governance practices which, like the regulations, have evolved during the past year. The corporate governance that follows fully complies with the disclosure requirements.

GOVERNANCE ACHIEVEMENTS
-----------------------

        In February of this year, we adopted a formal Board mandate and position descriptions for the Chairman of the Board and the Lead Director. We also adopted clear policies on the authority and responsibilities of all Board committees. In April 2005, we approved a formal position description for the Chief Executive Officer delineating his role and responsibilities in managing the Company. Our Code of Ethics which was filed on SEDAR and published on our website was amended to conform to emerging guidance and to integrate the reporting provisions with a recently-adopted whistleblower program.

THE BOARD
---------

        Our primary focus is on independence from management and the Board is of the view that ownership of even a significant number of shares is not, by itself, a bar to a finding of independence. Thus under the guidelines and, in the opinion of the Board, Mr. Hisatsune and Mr. Mochihara are independent directors even though they are officers of a significant shareholder, Sumitomo Metal Mining. Dr. Norman Keevil, Chairman, retired as the Chief Executive Officer of the Company over three years ago. Dr. Norman Keevil, Chairman, is a director of Temagami Mining Company Limited, a significant shareholder (see "Voting Shares and Significant Shareholders", page 3). The Board has determined, in discussions with Dr. Keevil, that due to his family's long-standing connection with the Company, he and his son, Norman Keevil, III, will not be termed independent directors. Information on each of the 14 nominees for election to the Board at the annual general meeting can be found on pages 5 to 7 of this Management Proxy Circular and in the Annual Report. Each nominee is identified as either "independent" or "not independent" and the basis of that determination can be found in the footnotes that follow that disclosure.

        The Chairman of the Board, Norman B. Keevil, is not an independent director. The Board has appointed the Deputy Chairman, Mr. Wright, who is independent, as the Lead Director and Chairman of the Corporate Governance and Nominating Committee. As Lead Director, Mr. Wright chairs the annual and special meetings of the shareholders and plans and organizes the activities of the Board including the preparation for and the conduct of Board meetings. He is either a member or ad hoc member of each of the committees of the Board. The majority of the Board and the nominees to the Board are independent. The following directors and nominees are independent: J. B. Aune, L. I. Barber, J.
H. Bennett, H. J. Bolton, M. Hisatsune, T. Mochihara, K. E. Steeves, C. M. T. Thompson and R. J. Wright. The Audit, Corporate Governance and Nominating and Compensation Committees are comprised entirely of independent directors. The independent directors met without members of management in attendance at two regularly scheduled Board meetings in 2005. The CSA corporate governance guidance suggest that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. While we believe that it is important that the Board regularly meet without management, we believe that open and candid discussion amongst independent directors is not inhibited by the presence of the non-independent directors and their exclusion from such meetings is not warranted in our circumstances.

        The following directors are directors or trustees of the other reporting issuers as set out after their names:

Lloyd I. Barber                 Fording Canadian Coal Trust and CanWest Global

Jalynn H. Bennett               Canadian  Imperial  Bank of  Commerce,  Nortel
                                Networks Limited, Nortel Networks Corporation and Cadillac Fairview Corporation Limited

Hugh J. Bolton                  Epcor Utilities Inc.,  Matrikon Inc.,  Toronto
                                Dominion  Bank,   WestJet  Airlines  Ltd.  and
                                Canadian National Railway Company

Warren S. R. Seyffert           Pembridge  Insurance  Company  and St.  Andrew
                                Goldfields Ltd.

Robert J. Wright                Fording Canadian Coal Trust

--------------------------------------------------------------------|---------------------------------------------------------
                        SUMMARY OF BOARD &                          |                  SUMMARY OF ATTENDANCE BY
                    COMMITTEE MEETINGS HELD (1)                     |                         DIRECTORS
--------------------------------------------------------------------|---------------------------------------------------------
                                                                    |  Director                        Board       Committee
                                                                    |                                Meetings       Meetings
                                                                    |                                Attended       Attended
Board of Directors                                             11   |  J. Brian Aune                 10 of 11       20 of 20
(a)  Audit Committee                                           10   |  Lloyd I. Barber               10 of 11       10 of 11
(b)  Executive Committee                                        8   |  Jalynn H. Bennett (2)          8 of 8         6 of 6
(c)  Corporate Governance  & Nominating Committee               4   |  Hugh J. Bolton                10 of 11       10 of 10
(d)  Compensation Committee                                     6   |  Masay Hisatsune               11 of 11        3 of 3
(e)  Pension Committee                                          2   |  Norman B. Keevil              11 of 11        8 of 8
(f)  Environment, Health & Safety Committee                     3   |  Norman B. Keevil III          10 of 11        3 of 3
                                                                    |  Donald R. Lindsay (3)         10 of 10        8 of 8
                                                                    |  Takuro Mochihara              11 of 11        7 of 8
                                                                    |  Warren S.R. Seyffert          10 of 11        3 of 3
                                                                    |  Keith E. Steeves              10 of 11       12 of 12
                                                                    |  Chris M. T. Thompson           9 of 11       22 of 25
                                                                    |  David A. Thompson (4)         11 of 11        1 of 1
                                                                    |  Robert J. Wright (5)          11 of 11       24 of 24
--------------------------------------------------------------------|---------------------------------------------------------

Notes:
(1) The overall attendance was 95% at Board meetings and 96% at Committee meetings for the year.
(2) Jalynn H. Bennett was appointed a Director and as a member of the Audit Committee on April 27, 2005
(3)   Donald R. Lindsay was appointed a Director on February 16, 2005.
(4) David A. Thompson was appointed as a member of the Pension Committee on April 27, 2005.
(5) Robert J. Wright was appointed as a member of the Audit Committee on April 27, 2005.


        The Board of Directors is responsible for the stewardship of the Company. The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Company. Management of the Company and execution of the strategic plan is delegated to the Chief Executive Officer and management. The Board provides guidance and direction to management in pursuit of the Company's goals and strategic plans. The Board is responsible for:

(a) selecting, setting goals for, monitoring the performance of and planning for the succession of the Chief Executive Officer (CEO) and satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that these individuals create a culture of integrity throughout the organization;

(b)     succession   planning,   including  the  training  and  monitoring  of
        management;

(c)     with  the  advice  of  the  Compensation   Committee,   approving  the
        compensation   of  the  senior   management   team  and  approving  an
        appropriate compensation program for the Company's personnel;

(d) adopting a strategic planning process in approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(e) identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage those risks;

(f) adopting a communication and continuous disclosure policy for the Company and monitoring its implementation;

(g) overseeing the policies and procedures implemented by management to ensure the integrity of the Company's internal control, financial reporting and management information systems;

(h) adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Company for all directors;

(i) appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those which pertain to items which, under the CANADA BUSINESS CORPORATIONS Act, a Board committee has no authority to exercise;

(j) determining whether individual directors meet the requirements for independence set out in the rules of the stock exchange and securities regulatory authorities to which the Company is subject, and make such disclosures as are required with respect to that determination; and

(k) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck Cominco.


DECISIONS REQUIRING BOARD APPROVAL

        The Board has delegated to the CEO, the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $10 million per item or group of similar items. The CEO together with the Chairman have been delegated the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $20 million per item or group of similar items. The CEO is also authorized to approve commitments and expenditures of any amount for purposes that have appeared in a financial plan or otherwise have been adopted by the Board of Directors. Projects involving expenditures or commitments in excess of these limits must receive Board approval. The Board retains responsibility for significant changes in the Company's affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Company.

MEASURES FOR RECEIVING FEEDBACK FROM SECURITY HOLDERS
-----------------------------------------------------

        The Company has an investor relations department which is responsible for communications with investors. Investors have the opportunity to provide feedback to the Company via the investor relations group through email at the Company's website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the Company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and senior management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly or by passing the request along to the appropriate department in the Company for its response. Investor feedback is evaluated by the Director of Investor Relations and summarized for senior management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts' reports on the Company are reported quarterly to the Board.

EXPECTATIONS OF MANAGEMENT
--------------------------

        The day-to-day management of the Company and its operations is the responsibility of management under the direction of the CEO. The Board expects management to manage and maintain the Company's operations efficiently and safely. The Board has adopted a Code of Ethics that requires each employee to maintain the highest ethical standards of behaviour while conducting the Company's business.

EXPECTATIONS AND RESPONSIBILITIES OF DIRECTORS
----------------------------------------------

        Directors are expected to attend all regularly scheduled Board and Committee meetings and to have reviewed in advance the meeting materials.

POSITION DESCRIPTIONS
---------------------

        The Board has developed written position descriptions for the Chairman, the Deputy Chairman and Lead Director and the Chairman of Board committees. The Board and the CEO have developed a written position description for the CEO delineating his role and responsibilities.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION
---------------------------------------------

        The Board Mandate has been recently amended to more specifically provide for director orientation and education. The Board ensures that all new directors receive a comprehensive orientation. Each new director receives a guidebook containing copies of the most recently filed core disclosure documents of the Company as well as copies of the Company's mandates, codes and policies. New directors are provided with free access to the senior officers of the Company and are provided the opportunity to tour all of the Company's principal business operations. The Board encourages and provides continuing education opportunities to directors including regularly scheduled briefings on the Company's operations, business and key issues.

ETHICAL BUSINESS CONDUCT
------------------------

        The Board has adopted a written Code of Ethics for the directors, officers and employees. The Code, which has been recently amended as described above, is filed on SEDAR and posted on the Company's website. A copy of the Code can also be obtained from the Corporate Secretary of the Company at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9.

        Compliance with the Code is monitored by an annual survey of staff employees. Employees are required to certify that they have complied with the Code and are not aware of any non-compliance. Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering. To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction.

NOMINATION OF DIRECTORS
-----------------------

        The Corporate Governance and Nominating Committee, in consultation with the Chairman of the Board, identifies and recommends to the Board nominees for election or re-election to the Board or for appointment to fill any vacancy that is anticipated or has arisen on the Board taking into account the competencies and skills each nominee will bring to the boardroom as a complement to the competencies and skills that the Board possesses as a whole. The Corporate Governance and Nominating Committee is composed entirely of independent directors and a summary of its Charter with respect to the nomination of directors follows.

        The Committee's responsibilities with respect to the nomination of directors include the identification of the appropriate competencies and skills considered to be necessary for the Board, as a whole; developing and annually updating a long-term plan for the Board's composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Company's business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of Board committees and reviewing and making recommendations regarding the orientation and education of new Board members and their ongoing education. The Board appoints a Chairman of the Committee who is either the independent Chairman of the Board or the Lead Director. The Chairman, in consultation with the Committee members, determines the schedule and frequency of Committee meetings provided that the Committee meets at least four times per year.

COMPENSATION
------------

        The Compensation Committee, which is comprised entirely of independent directors, determines the compensation for the Company's directors and officers. Management on behalf of the Committee engaged Mercer Human Resource Consulting to provide specific information on executive and director compensation. Mercer's mandate included a survey of market practices and a technical analysis of this information relative to the Company's compensation plans and practices.

        The Compensation Committee is responsible for reviewing and approving the CEO's corporate goals and objectives, evaluating the CEO's performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO's compensation and non-CEO officer and director compensation, incentive compensation plans and equity-based plans; reviewing the executive compensation disclosure contained in this Management Proxy Circular; approving the grant of stock options and deferred and restricted share units to Named Executive Officers, executives and employees; reviewing compensation policies and proposals with reference to other Canadian mining and metal refining companies with comparable revenues and market capitalization; and making a recommendation to the Board of Directors in respect to the compensation and grant of deferred share units and restricted share units to those directors who are not officers of the Company. The Chairman of the Committee consults with Committee members to determine the schedule and frequency of Committee meetings provided that the Committee is required to meet at least twice per year.

        Each of the Corporate Governance and Nominating Committee and the Compensation Committee, when they consider it necessary or advisable, may retain at the Company's expense, outside consultants or advisors to assist or advise it independently on any matter within its Mandate. The committees have the sole authority to retain and terminate any such consultants or advisors.

OTHER BOARD COMMITTEES
----------------------

        In addition to the Audit, Corporate Governance and Nominating and Compensation Committees, the Company has an Executive Committee, a Pension Committee and an Environment, Health and Safety Committee. The Executive Committee has been delegated all the powers of the Board in respect of the management and direction of the business and affairs of the Company except for those powers specified in Subsection 115(3) of the CANADA BUSINESS CORPORATIONS ACT and those matters that are specifically excluded by the Board from such delegation. The Executive Committee enables the Board to react quickly to changing developments and opportunities. Any action taken by the Executive Committee is reported to the Board at the meeting next succeeding such action and is subject to revision or alteration by the Board provided that no acts or rights of third parties may be affected or invalidated by any such revision or alteration.

        The Pension Committee was formed to assist the Board in fulfilling its pension-related responsibilities to the members of the Company's pension plans and to the Company. The Committee oversees and monitors the management and overall governance of the Company's various pension plans.

        The  Environment,   Health  and  Safety  Committee  reviews  corporate
policies, procedures and performance with respect to the environment and employee occupational health and safety. The Committee also monitors compliance with applicable environment, health and safety laws and regulations relating to the Company's business and operations and reviews significant findings of internal and external environmental audit reports.

ASSESSMENTS

        The Board conducts a bi-annual survey to assess the performance of the Board, the Committees and individual directors. We rely on the self-assessment approach to individual director performance together with follow-up interviews on the assessments with the Deputy Chairman and Lead Director.


Presented by the Committee:

        R. J. Wright, Chairman
        J. B. Aune
        C. M. Thompson

                       MANDATE OF THE BOARD OF DIRECTORS


        The Board of Directors is responsible for the stewardship of the Company. The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Company. Management of the Company and execution of the strategic plan is delegated to the Chief Executive Officer and Management. The Board provides guidance and direction to Management in pursuit of the Company's goals and strategic plans. The Board is responsible for:

(a) selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the Chief Executive Officer (CEO) and satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create a culture of integrity throughout the organization;

(b)     succession   planning,   including  the  training  and  monitoring  of
        Management;

(c)     with  the  advice  of  the  Compensation   Committee,   approving  the
        compensation   of  the  senior   management   team  and  approving  an
        appropriate compensation program for the Company's personnel;

(d) adopting a strategic planning process in approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(e) identifying the principle risks of the Company's business and ensuring the implementation of appropriate systems to manage those risks;

(f) adopting a communication and continuous disclosure policy for the Company and monitoring its implementation;

(g) overseeing the policies and procedures implemented by Management to ensure the integrity of the Company's internal control, financial reporting and management information systems;

(h) adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Company for all directors;

(i) appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those which pertain to items which, under the CANADA BUSINESS CORPORATIONS Act, a Board committee has no authority to exercise;

(j) determining whether individual directors meet the requirements for independence set out in the rules of the stock exchange and securities regulatory authorities to which the Company is subject, and make such disclosures as are required with respect to that determination; and

(k) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck Cominco.

DECISIONS REQUIRING BOARD APPROVAL
----------------------------------

        The CEO has been delegated by the Board, the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $10 million per item or group of similar items. The CEO together with the Chairman have been delegated the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $20 million per item or group of similar items. The CEO is also authorized to approve commitments and expenditures of any amount for purposes that have appeared in a financial plan or otherwise has been adopted by the Board of Directors. Projects involving expenditures or commitments in excess of these limits must receive Board approval. The Board retains responsibility for significant changes in the Company's affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Company.

MEASURES FOR RECEIVING FEEDBACK FROM SECURITY HOLDERS
-----------------------------------------------------

        The company has an investor relations department which is responsible for communications with investors. Investors have the opportunity to provide feedback to the company via the investor relations group through email at the company's website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and senior management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate department in the company for their response. Investor feedback is evaluated by the Director of Investor Relations and summarized for senior management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts' reports on the Company are reported quarterly to the Board.

EXPECTATIONS OF MANAGEMENT
--------------------------

        The day-to-day management of the Company and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain the Company's operations efficiently and safely. The Board has adopted a Code of Ethics that requires each employee to maintain the highest ethical standards of behaviour while conducting the Company's business.

EXPECTATIONS AND RESPONSIBILITIES OF DIRECTORS
----------------------------------------------

        Directors are expected to attend all regularly scheduled Board and Committee meetings and to have reviewed in advance the meeting materials.

DIRECTOR ORIENTATION AND EDUCATION
----------------------------------

        The Board shall ensure that all new directors receive a comprehensive orientation. New directors shall be provided with a copy of the Company's key policies, codes and mandates. The Board shall encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company's operations, business and key issues.

                         REPORT OF THE AUDIT COMMITTEE

         The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Teck Cominco Limited is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

   o    integrity,   adequacy  and  timeliness  of  the  Company's   financial
        reporting and disclosure practices;

   o    processes  for  identifying  and  managing  the  principal   financial
        reporting risks of the Company and the Company's internal control systems that ensure fair, complete and accurate financial reporting;

   o Company's compliance with legal and regulatory requirements related to financial reporting;

   o    independence and performance of the Company's external auditor; and

   o audit plans, programs and results of audits performed by the Company's internal audit department.


        The Audit Committee is made up of five independent members of the Board. All of the members of the Committee are financially literate and the Chairman, Hugh J. Bolton, has been appointed by the Board as the "audit committee financial expert" as that term is defined by the U.S. Securities and Exchange Commission implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002. At seven of the ten meetings held during the year, the Committee met privately with the external and internal auditors to review the management of the Company's finances, its financial reporting procedures and the effectiveness of the audit process.

        The Audit Committee is responsible for reviewing annual financial statements, the MD&A and earnings press releases before approval by the Board and quarterly financial statements, interim MD&A and press releases and other financial information before publication. The Committee's Mandate, setting out its authorities and responsibilities, and its Key Practices are available on the Company's website, WWW.TECKCOMINCO.COM or upon request from the Corporate Secretary.

        The Audit Committee has:

   o    reviewed  and  discussed  with   management   the  audited   financial
        statements as at and for the year ended December 31, 2005;

   o discussed with management, the external and the internal auditors the program to review, document and test the systems of internal controls throughout the Company as required by section 404 of the U.S. Sarbanes-Oxley Act of 2002;

   o discussed with the external auditor the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditor's independence;

   o received the written disclosures from the external auditor recommended by the Canadian Institute of Chartered Accountants;

   o obtained assurances from management and the external auditor that the Company is in full compliance with legal and regulatory requirements related to financial reporting;

   o ensured that an adequate system is in place for employees to report on a confidential and anonymous basis accounting, auditing, financial reporting and disclosure practices they find questionable.

        Based on this information, the Committee recommended to the Board of Directors that the audited financial statements be approved and included in the Annual Report to Shareholders.

        The Committee annually reviews its Mandate and in November, 2005 revised its Mandate in light of recent regulatory initiatives in the United States and Canada. In particular, the Committee reviewed the Company's use of the external auditor for non-audit services. A detailed breakdown of fees is set out on page 8 of this Circular. The Mandate requires that all non-audit services be pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditor for the following non-audit services:

   o bookkeeping or other services related to the accounting records or financial statements;

   o    financial information systems design and implementation;

   o    appraisal    or    valuation    services,    fairness    opinions   or
        contribution-in-kind reports;

   o    actuarial services;

   o    internal audit outsourcing services;

   o    management functions or human resources functions;

   o    broker or dealer, investment advisor, or investment banking services;

   o    legal services;

   o    expert services unrelated to the audit; and

   o all other non-audit services unless there is a strong financial or other reason for the external auditor to provide those services.

        On the recommendation of the Committee, the Board of Directors is recommending that shareholders appoint PricewaterhouseCoopers LLP as the Auditor of the Company for 2006.

        THE FOLLOWING IS A BRIEF SUMMARY OF THE AUDIT COMMITTEE'S ACTIVITIES IN 2005.

WITH RESPECT TO THE EXTERNAL AUDITOR
------------------------------------

The Committee:

   o reviewed the overall scope, plans and results of the annual audit with the external auditor and management;

   o reviewed the performance of the external auditor and recommended re-appointment for shareholders' approval;

   o reviewed the independence of the external auditor including a review of non-audit services and the auditor's written assurance of its relationships with the Company and its compensation;

   o required prior approval by the Committee of all services provided by the external auditor; and

   o    approved the fees payable to the external auditor.

WITH RESPECT TO THE INTERNAL AUDITOR
------------------------------------

The Committee:

   o    reviewed the independence of the internal auditors; and

   o reviewed with the Director, Compliance & Internal Audit the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

FINANCIAL REPORTING
-------------------

The Committee:

   o reviewed the annual and interim financial statements and other financial disclosures with management and the external auditor prior to publication. These reviews included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws. The Deputy Chairman of the Committee attended a meeting of management's Disclosure Committee to observe and assess senior management's efforts to ensure full disclosure in financial news releases.

FINANCIAL CONTROLS PROGRAM ("FCP")
----------------------------------

The Committee:

   o continued to oversee the progress of the FCP. In 2005, work continued to be conducted throughout the Company to identify, document and assess key internal controls over financial reporting. The work was focused on reviewing the scope and sufficiency of the internal controls documentation for completeness and accuracy in preparation for management's attestation in 2006 under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and equivalent Canadian legislation.

SELF ASSESSMENT
---------------

The Committee:

   o in pursuit of continuous improvement, continued the process for assessing its effectiveness. As a result of discussions stimulated by a survey completed by Committee members, senior financial management and the external and internal auditors in 2005, a number of improvements were made to the Committee's activities.

CHARTER AND KEY PRACTICES
-------------------------

        The full text of the Audit Committee's Charter and Key Practices can be found in the Company's Annual Information Form which is filed on SEDAR (WWW.SEDAR.COM) and on our website.

Presented by the Committee:

        H. J. Bolton, Chairman K.
        E. Steeves, Deputy Chairman
        J. H. Bennett
        C. M. Thompson
        R. J. Wright

1.      COMPENSATION OF EXECUTIVE OFFICERS

        The following table sets forth all annual compensation paid in respect
of  the  Named  Executive  Officers  (as  defined  in  applicable   securities
legislation) of the Company at December 31, 2005.

                                            SUMMARY COMPENSATION TABLE
====================================================================================================================================
                                            Annual Compensation                   Long-Term Compensation Awards
                                   ---------------------------------------  ---------------------------------------
                                                                            Securities Under           Units
  Name and Principal                                        Other Annual    Options Granted     Subject to Resale       All Other
       Position            Year      Salary       Bonus    Compensation(1)  (Class B Shares)     Restrictions(2)      Compensation
                                                                                              ---------------------
                                      ($)          ($)           ($)            (Number)          ($)         (#)           ($)
------------------------------------------------------------------------------------------------------------------------------------
D.A. Thompson (3)          2005     733,333      809,300          -              16,650         483,868      10,871          -
Chief Executive Officer    2004    1,075,000     917,700          -              75,000         460,111      22,715          -
and Deputy Chairman        2003    1,000,000     573,500          -              150,000          n/a         n/a            -

------------------------------------------------------------------------------------------------------------------------------------
D. R. Lindsay (4)          2005     800,000      644,800                         75,000        1,867,483     45,435
Chief Executive Officer    n/a         -            -             -                 -              -           -             -
and President              n/a         -            -             -                 -              -           -             -

------------------------------------------------------------------------------------------------------------------------------------
M.P. Lipkewich             2005     542,500      100,000          -              20,000         460,365      10,183          -
Senior Vice President,     2004     512,500      500,000          -              30,000         184,010      9,085           -
Mining                     2003     490,000       90,000          -              60,000           n/a         n/a            -

------------------------------------------------------------------------------------------------------------------------------------
J.G. Taylor (5)            2005     505,000      75,000           -              16,650         384,413      8,503           -
Senior Vice President,     2004     485,000      100,000          -              25,000         153,345      7,571           -
Finance and Chief          2003     470,000      50,000           -              40,000           n/a         n/a            -
Financial Officer

------------------------------------------------------------------------------------------------------------------------------------
R. A. Brain (6)            2005     391,250      209,400          -              16,650         384,413      8,503           -
Senior Vice President,     2004     358,750      224,900          -              25,000         153,345      7,571           -
Marketing & Refining       2003     340,000      153,600          -              40,000           n/a         n/a            -

------------------------------------------------------------------------------------------------------------------------------------
P. C. Rozee                2005     366,250      100,000          -              10,000         230,162      5,091           -
Senior Vice President,     2004     351,250      150,000          -              15,000          91,993      4,542           -
Commercial Affairs         2003     340,000       50,000          -              40,000           n/a         n/a            -

------------------------------------------------------------------------------------------------------------------------------------
D. H. Horswill ((7))       2005     283,750      184,500          -              10,000         230,162      5,091           -
Senior Vice President,     n/a         -            -             -                 -              -           -             -
Environment & Corporate    n/a         -            -             -                 -              -           -             -
Affairs

------------------------------------------------------------------------------------------------------------------------------------
R. A Millos ((8))          2005      77,500         -             -                 -              -           -             -
Senior Vice President,     n/a         -            -             -                 -              -           -             -
Finance and Chief          n/a         -            -             -                 -              -           -             -
Financial Officer
====================================================================================================================================

NOTES:
(1) Perquisites and other personal benefits for each of the above officers in the periods covered did not exceed the lesser of $50,000 and 10% of his total salary and bonus for the respective year.
(2) Dividend equivalents will be credited to a participant's account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares. The units vest on the third anniversary of the end of the calendar year immediately preceding the grant. Dollar figures are based on the closing price of Class B subordinate voting shares on the date of issue.
(3) Mr. Thompson stepped down as Chief Executive Officer and Deputy Chairman on April 27, 2005 and retired from the Company on September 1, 2005.
(4) Mr. Lindsay was appointed President of the Company on January 1, 2005 and Chief Executive Officer on April 27, 2005.
(5) Mr. Taylor stepped down as Senior Vice President, Finance and Chief Financial Officer on September 30, 2005 and will retire from the Company on April 1, 2006.
(6) Mr. Brain ceased to be an executive officer on November 30, 2005 and will retire from the Company on April 10, 2006.
(7)   Mr. Horswill became a Named Executive Officer in 2005.
(8) Mr. Millos was appointed Senior Vice President, Finance and Chief Financial Officer on October 3, 2005. From June 1, 2003 to October 2, 2005 he was Vice President and Chief Financial Officer of Elk Valley Coal Partnership and the Fording Canadian Coal Trust. From January 1, 2003 to May 31, 2003 he was Vice President, Corporate Finance of the Company (but was not a Named Executive Officer).

2.      OPTIONS TO PURCHASE SECURITIES

        The following table sets forth information concerning individual grants of options to purchase Class B subordinate voting shares of the Company made during 2005 to each of the Named Executive Officers of the Company.

====================================================================================================================
                                           % of Total                       Market Value of
                           No. of            Options                          Securities
                      Securities Under     Granted to      Exercise or    Underlying Options
                           Options        Employees in     Base Price    on the Date of Grant
        Name             Granted(1)           2005        ($/Security)       ($/Security)         Expiration Date
--------------------------------------------------------------------------------------------------------------------
D.A. Thompson              16,650             4.5%            45.28              45.28             14 March 2011
--------------------------------------------------------------------------------------------------------------------
D. R. Lindsay              75,000             20.4%           45.28              45.28             14 March 2011
--------------------------------------------------------------------------------------------------------------------
M.P. Lipkewich             20,000             5.4%            45.28              45.28             14 March 2011
--------------------------------------------------------------------------------------------------------------------
J.G. Taylor                16,650             4.5%            45.28              45.28             14 March 2011
--------------------------------------------------------------------------------------------------------------------
R. A. Brain                16,650             4.5%            45.28              45.28             14 March 2011
--------------------------------------------------------------------------------------------------------------------
P. C. Rozee                10,000             2.7%            45.28              45.28             14 March 2011
--------------------------------------------------------------------------------------------------------------------
D. H. Horswill             10,000             2.7%            45.28              45.28             14 March 2011
--------------------------------------------------------------------------------------------------------------------
R. A. Millos                 n/a              n/a              n/a                n/a                   n/a
====================================================================================================================

Note:
  (1)   Options vest in equal amounts over 3 years.


3. AGGREGATED OPTION EXERCISES DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

        The value of options held by each Named Executive Officer at year-end is set out in the table below.

======================================================================================================================
                                Aggregated Option Exercises During the Most Recently
                            Completed Financial Year and Financial Year-End Option Values
----------------------------------------------------------------------------------------------------------------------
                                                                                             Value of Unexercised
                              No. of        Aggregate                                            In the Money
                            Securities        Value       No. of Unexercised Options               Options
                            Acquired on      Realized        at December 31, 2005          At December 31, 2005 ($)
          Name               Exercise           ($)       Exercisable/Unexercisable      Exercisable/Unexercisable(1)
----------------------------------------------------------------------------------------------------------------------
D. A. Thompson (2)            489,000       16,345,110       348,000 / 66,650            17,391,200 / 2,127,220
----------------------------------------------------------------------------------------------------------------------
D. R. Lindsay                   Nil            Nil                 0 / 75,000                     0 / 1,257,750
----------------------------------------------------------------------------------------------------------------------
M. P. Lipkewich               203,500       6,407,425         10,000 / 40,000               369,600 / 1,074,600
----------------------------------------------------------------------------------------------------------------------
J. G. Taylor                  75,000        2,624,100         41,833 / 33,317             1,927,912 /   895,232
----------------------------------------------------------------------------------------------------------------------
R. A. Brain                   48,000        1,825,584         58,333 / 33,317             2,793,087 /   895,232
----------------------------------------------------------------------------------------------------------------------
P. C. Rozee                   70,000        2,798,300         47,000 / 20,000             2,255,480 /   537,300
----------------------------------------------------------------------------------------------------------------------
D. H. Horswill (2)            44,600        1,686,476          3,600 / 20,000               186,768 /   537,300
----------------------------------------------------------------------------------------------------------------------
R. A. Millos (2)               6,000         181,500          58,463 /      0             2,904,431 /         0
======================================================================================================================

Note:

(1) Maximum value at December 31, 2005 calculated by determining the difference between the market value of the Class B subordinate voting shares underlying the options at December 31, 2005, and the exercise price of the options.
(2) Includes options converted from former Cominco Ltd. options on July 20, 2001.

4.      PENSION PLAN FOR EXECUTIVE AND QUALIFIED SENIOR SALARIED EMPLOYEES

        The Company's Pension Plan for Executive and Qualified Senior Salaried Employees (the "Retirement Plan") provides defined retirement benefits for covered salaried employees and is registered under the INCOME TAX ACT. Participants in the Retirement Plan become 100% vested after 2 years of service. Qualified Executive Officers are entitled to unreduced retirement benefits beginning at age 60 with reduced benefits payable for any participant who elects early retirement. The normal annual retirement benefits are equal to two percent of the participant's average annual earnings (not including bonuses and Director's fees) for the highest thirty-six consecutive months of earnings immediately prior to retirement, multiplied by the participant's years of service.

        The following table illustrates the total annual normal retirement benefits that would be provided at age 60 under the benefit formula in the Retirement Plan, the specified remuneration and the years of service classifications, on a straight-life annuity basis with ten years guaranteed. The amounts in the table have not been reduced by any Canada Pension Plan benefit nor do they reflect the annual limit on Retirement Plan benefits under the INCOME TAX ACT. The table assumes retirement at the end of 2005. At that time the Named Executive Officers had the following average annual earnings and years of service: Mr. Lindsay $800,000, 1 year, Mr. Lipkewich $512,917, 35 years; Mr. Taylor $485,419, 28 years; Mr. Rozee $351,250, 5 years. Mr. Thompson retired September 1, 2005 with average earnings of $1,037,500 and 26 years of service.

                                PENSION PLAN TABLE
      ------------------------------------------------------------------------
                                         Years of Service
        Remuneration   -------------------------------------------------------
            ($)           20          25          30         35         40
      ------------------------------------------------------------------------
           400,000     160,000     200,000     240,000    280,000     320,000
      ------------------------------------------------------------------------
           600,000     240,000     300,000     360,000    420,000     480,000
      ------------------------------------------------------------------------
           700,000     280,000     350,000     420,000    490,000     560,000
      ------------------------------------------------------------------------
           800,000     320,000     400,000     480,000    560,000     640,000
      ------------------------------------------------------------------------
           900,000     360,000     450,000     540,000    630,000     720,000
      ------------------------------------------------------------------------
         1,000,000     400,000     500,000     600,000    700,000     800,000
      ------------------------------------------------------------------------
         1,100,000     440,000     550,000     660,000    770,000     880,000
      ------------------------------------------------------------------------
         1,200,000     480,000     600,000     720,000    840,000     960,000
      ------------------------------------------------------------------------

        Executive Retirement Agreements (the "Executive Agreements") made between the Company and the Chief Executive Officer and key executives designated by the Compensation Committee provide for supplemental retirement benefits beginning at age 60 or, with the consent of the Company, upon completion of ten years of continuous service. The retirement benefit under the Executive Agreements is an amount equal to two and one-half percent of the executive's average annual earnings (not including bonuses and Director's fees) paid by the Company to the executive during the highest thirty-six consecutive months of earnings, multiplied by the number of years of service with the Company, minus the amount payable to the executive pursuant to the Retirement Plan.

        The following table illustrates the annual supplemental retirement benefits that would be provided under the Executive Agreements in specified remuneration and years of service classifications. This table assumes retirement at the end of 2005. At such time, the Named Executive Officers, Messrs. Lindsay, Thompson, Lipkewich and Taylor had Executive Agreements, and salaries and years of service identical to those determined under the Retirement Plan. Mr. Thompson retired on September 1, 2005.

                         EXECUTIVE AGREEMENT BENEFITS

                                PENSION PLAN TABLE
      ------------------------------------------------------------------------
                                         Years of Service
        Remuneration   -------------------------------------------------------
            ($)           20          25          30         35         40
      -----------------------------------------------------------------------
           400,000      40,000      50,000       60,000    70,000      80,000
      -----------------------------------------------------------------------
           500,000      50,000      62,500       75,000    87,500     100,000
      -----------------------------------------------------------------------
           700,000      70,000      87,500     105,000    122,500     140,000
      -----------------------------------------------------------------------
           800,000      80,000     100,000     120,000    140,000     160,000
      -----------------------------------------------------------------------
           900,000      90,000     112,500     135,000    157,500     180,000
      -----------------------------------------------------------------------
         1,000,000     100,000     125,000     150,000    175,000     200,000
      -----------------------------------------------------------------------
         1,100,000     110,000     137,500     165,000    192,500     220,000
      -----------------------------------------------------------------------
         1,200,000     120,000     150,000     180,000    210,000     240,000
      -----------------------------------------------------------------------


5.      TECK  COMINCO  METALS  LTD.   RETIREMENT   INCOME   PLAN/SUPPLEMENTARY
        RETIREMENT INCOME PLAN

        a)      DEFINED BENEFIT PROVISION

        One Named Executive Officer, Mr. Brain, is a participant in the defined benefit provision of the Teck Cominco Metals Ltd. Retirement Income Plan (the "DB Pension Plan"), a registered plan under the INCOME TAX ACT and the defined benefit provision of the Supplementary Retirement Income Plan (the "DB Supplementary Plan"). The DB Pension Plan provides for 100% vesting after completion of two years of service and the DB Supplementary Plan provides for 100% vesting after 5 years of service. Both plans provide unreduced retirement benefits beginning at age 60 and 30 years of service, with reduced benefits for early retirement. The DB Supplementary Plan provides pension benefits based on a pension formula equal to 1.9% of average annual earnings (not including bonuses) for the highest thirty-six consecutive months of earnings multiplied by the participant's years of service, minus the benefits payable under the DB Pension Plan.

        At the end of 2005, as a participant in the DB Pension Plan and the DB Supplementary Plan, Mr. Brain had average annual earnings of $360,833 and 31 years of service.

        Based on years of service to December 31, 2005 and the average annual earnings described above, Mr. Brain's annual pension benefit would have been $210,652.

        b)      DEFINED CONTRIBUTION PROVISION

        Two Named Executive Officers, Mr. Horswill and Mr. Millos, are participants in the defined contribution provision of the Teck Cominco Metals Ltd. Retirement Income Plan (the "DC Pension Plan"), a registered plan under the INCOME TAX ACT and the defined contribution provision of the Supplementary Retirement Income Plan (the "DC Supplementary Plan"). The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after completion of five years of service. The DC Supplementary Plan provides for notional contributions of 13% of earnings (not including bonuses), minus the contributions allocated under the DC Pension Plan. The notional contributions are allocated with notional investment income based on the investment income earned under the DC Pension Plan.

        At the end of 2005, the total account balances under both the DC Pension Plan and the DC Supplementary Plan were $400,285 for Mr. Horswill and $143,925 for Mr. Millos.

SUPPLEMENTAL PENSION DISCLOSURE

        The previous sections on executive pensions comply with the disclosure regulations currently in place. In the interest of greater disclosure and clarity for shareholders, the following tables provide additional information in respect of each of the Named Executive Officers.

        Amounts reported in the table below show the accrued liability in respect of the executive pensions at the previous fiscal year end and the current fiscal year end, including a reconciliation of the change in the accrued liability, for those Named Executive Officers accruing benefits under a defined benefit provision. The accrued liability is calculated in accordance with the methods and assumptions specified under Section 3461 of the Canadian Institute of Chartered Accountants Handbook. Specifically, all assumptions other than the discount rate are management's best estimate of future events that affect the cost of pensions, including assumptions about future salary increases. The discount rate has been determined based on the yields of AA Corporate bonds.

   ------------------------------------------------------------------------------------------------------------
                                                                  Change in       Change in
                                                                Liability due   Liability due
                                                                  to Salary      to interest
                       Accrued                                    Increases         cost,          Accrued
                     Liability at     Current       Benefits      different       assumption     Liability at
                     December 31,   Service Cost     Paid in         than         changes(1)     December 31,
     Name                2004          in 2005        2005       assumptions    and experience       2005
   ------------------------------------------------------------------------------------------------------------
   Mr. Lindsay            $0          $192,400         $0             $0           $ 60,400       $ 252,800
   ------------------------------------------------------------------------------------------------------------
   Mr. Thompson       $7,573,600      $201,000     ($221,900)     ($32,800)       $1,055,300      $8,575,200
   ------------------------------------------------------------------------------------------------------------
   Mr. Lipkewich      $5,254,700      $150,600         $0          $ 58,000       $ 683,900       $6,147,200
   ------------------------------------------------------------------------------------------------------------
   Mr. Taylor         $3,936,000      $145,700         $0         ($51,700)       $ 646,000       $4,676,000
   ------------------------------------------------------------------------------------------------------------
   Mr. Rozee           $ 216,900      $ 58,100         $0            $ 0           $ 96,400       $ 371,400
   ------------------------------------------------------------------------------------------------------------
   Mr. Brain          $2,336,000      $ 79,000         $0          $83,000        $ 441,000       $2,939,000
   ------------------------------------------------------------------------------------------------------------

   (1) Other than salary increases.

        Amounts reported in the table below show the defined contribution account balances in respect of the executive pensions at the previous fiscal year end and the current fiscal year end, including a reconciliation of the change in the defined contribution account balances, for those Named Executive Officers accruing benefits under a defined contribution provision.

        -----------------------------------------------------------------------------------------------------------
                             Account Balance at     Contributions in     Investment Income     Account Balance at
               Name          December 31, 2004            2005            Credited in 2005     December 31, 2005
        -----------------------------------------------------------------------------------------------------------
        Mr. Horswill              $316,274              $32,725               $51,286               $400,285
        -----------------------------------------------------------------------------------------------------------
        Mr. Millos                $ 94,206              $ 10,075              $39,644               $143,925
        -----------------------------------------------------------------------------------------------------------

6.      EMPLOYMENT AGREEMENTS

        Messrs. Lindsay, Rozee and Millos have written employment agreements respecting the services to be provided by them and the benefits to be received. They are entitled to two years' remuneration, at their prevailing salaries, if their employment is terminated without cause. In addition, if they resign within three months of a change of control of the Company, they will be entitled to two years' remuneration. Based on their current salaries, these arrangements would result in payments of $1,600,000, $740,000 and $620,000 respectively.


7.      INSURANCE

        The Company carries Directors' and Officers' Liability Insurance covering acts and omissions of the directors and officers of the Company and those of its controlled subsidiaries. The policies have a combined aggregate limit of $125 million over a term of one year. The premium paid by the Company was $1,238,100 in respect of its directors and officers as a group for 2006. The corporate policy provides for the Company to absorb a deductible amount of $500,000 on each loss and $1,000,000 with respect to securities claims.

        General By-law No. 1 of the Company provides for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a director or officer of the Company, subject to the limitations contained in General By-law No. 1 and in the CANADA BUSINESS CORPORATIONS ACT.

                       REPORT ON EXECUTIVE COMPENSATION
                       --------------------------------

        During 2005, the Compensation Committee of the Board consisted of J.B. Aune, Chairman of the Committee, L.I. Barber and R.J. Wright, Deputy Chairman of the Board, all of whom are independent directors. Mr. Wright, while a partner of the law firm Lang Michener, was Secretary of the Company from 1969
- 1971 and Vice President, General Counsel from April 1971 to August 1989. The Committee met six times during the year, including two in camera sessions.

        The Compensation Committee of the Board of Directors of the Company is responsible for establishing policies for determining the compensation of executives, and for fixing the compensation of Named Executive Officers (as defined in the Regulations of the ONTARIO SECURITIES ACT), including the granting of stock options and deferred share and restricted share units to them under the Company's long term incentive plans. Also, from time to time, the Compensation Committee reviews other compensation policies within the Company. In setting compensation, reference is made to a comparator group of Canadian mining and metal refining companies as well as other resource-based employers with comparable revenues and market capitalization.

        The Compensation Committee endeavors to ensure that the Company's compensation policies effectively attract and retain highly qualified and experienced executives and managers. In establishing policies covering base salaries, benefits, cash bonuses and long term incentive plans, the Compensation Committee will continue to consider the recommendations of relevant officers of the Company, and may from time to time also seek the advice of independent consultants.

        Management has engaged Mercer Human Resource Consulting to provide specific support to it on executive and director compensation, including surveys of market practices and a technical analysis of this information relative to the Company's compensation plans and practices.

STRUCTURE OF EXECUTIVE COMPENSATION
-----------------------------------

        The Company's executive compensation plan covers four areas:

        -    Base salary
        -    Annual incentive bonus
        -    Benefits, and
        -    Long term incentives in the form of equity compensation.

BASE SALARY
-----------

        Base salaries are determined through analysis of salaries paid by comparable employers, as well as individual performance as determined by the degree of achievement of business and operating goals. Total direct compensation, including base pay, bonus and long term incentives targets the median compensation level of comparable employers, with higher levels of compensation provided to executives and managers who consistently achieve superior levels of performance.

ANNUAL INCENTIVE BONUS
----------------------

        An annual incentive bonus plan (the "Bonus Plan") is in place to provide a variable component of total cash compensation that is directly related to the financial performance of the Company and its business units as well as the achievement of individual performance objectives.

        Financial performance is measured in terms of Return On Capital Employed (ROCE). The Bonus Plan rewards executives for the effective use of existing capital and for new investments that achieve financial returns at least equal to the Company's cost of capital. The Bonus Plan also reinforces the Company's corporate values of ensuring a safe and healthy workplace and protecting the environment.

        The Bonus Plan has three components: corporate, business unit, and personal performance. Weightings for these components vary by position, reflecting the impact each position has on Company-wide and business unit performance. Weightings and performance measures for each component of the Bonus Plan for the positions of Chief Executive Officer and Senior Vice President, Marketing and Refining are illustrated below:

                  |--------------|-----------------|----------------------------------|------------------------------------
                  |Corporate     |                 | Business Unit                    | Personal
                  |--------------|-----------------|----------------------------------| -----------------------------------
                  |Weighting     | Performance     | Weighting     | Performance      | Weighting    |  Performance
                  |              | Measure         |               | Measure          |              |  Measure
------------------|--------------|-----------------|---------------|------------------|--------------|---------------------
CEO               |    50%       | ROCE            |    20%        | ROCE             |    30%       |  Personal
                  |              |                 |               | Safety           |              |  performance
                  |              |                 |               | Environment      |              |  objectives
---------------------------------------------------------------------------------------------------------------------------
Senior VP,        |    30%       | ROCE            |    40%        | ROCE             |    30%       |  Personal
Marketing &       |              |                 |               | Safety           |              |  performance
Refining          |              |                 |               | Environment      |              |  objectives
---------------------------------------------------------------------------------------------------------------------------

        Target bonuses are payable when corporate ROCE, business unit ROCE, safety and environment, and personal performance objectives are achieved. The target bonus for the Chief Executive Officer and other Named Executive Officers ranges from 40 to 50% of base salary. Bonus payouts can range from 0 to 200% of the target bonus, depending on corporate, business unit and personal performance.

        Prior to the merger with Cominco Ltd., the Company's compensation policy emphasized competitive base salaries. There was no Bonus Plan in place. Base salaries were set on the basis of competitive studies with a strong emphasis on individual and company performance. Following the merger, a new Bonus Plan, described above, was adopted as part of combining the compensation policies of the two companies. The base salaries of Messrs. Taylor, Lipkewich and Rozee reflect the original policy and are generally consistent with the total cash compensation, salary plus bonus, paid to Named Executive Officers who participate in the Bonus Plan. Other executives and new hires will participate in the Bonus Plan and eventually all of the Named Executive Officers will be paid on the same basis. In the interim, the Committee will review the performance of those officers not covered by the Bonus Plan and award bonuses to recognize extraordinary performance. As a result of that review, Messrs. Lipkewich and Rozee were awarded the bonuses set out in the table on page 24 for their performance in 2005.

BENEFITS
--------

        Benefits are maintained at a level that is competitive overall with other Canadian mining and metal refining companies. Pension benefits for the Named Executive Officers are described on pages 26 to 29 of this Management Proxy Circular.

EQUITY COMPENSATION PLANS
-------------------------

STOCK OPTION PLANS
------------------

        The Company maintains two stock option plans (defined as compensation plans under which Class B subordinate voting shares have been authorized for issuance): the 2001 Stock Option Plan and the 1995 Stock Option Plan (please refer to sections entitled "Description of the 2001 Stock Option Plan" above and "Securities Authorized for Issuance Under Equity Compensation Plans" below for further information). In addition, options (the "Merger Options") were issued in exchange for options of Teck Cominco Metals Ltd. (formerly Cominco Ltd.) in connection with the 2001 merger of the Company and Cominco Ltd.

        The 2001 Stock Option Plan continues to be instrumental in providing a market-competitive total compensation package for attracting and retaining executives and key employees and linking long-term compensation to the performance of the Class B subordinate voting shares. Since May 1, 2001 no further options have been or may be issued under the 1995 Stock Option Plan.

        The following table sets out (a) the number of Class B subordinate voting shares (referred to as "Securities" in the table) to be issued upon exercise of options outstanding under the 2001 Stock Option Plan, the Merger Options and the 1995 Stock Option Plan, (b) the weighted average exercise price thereof, and (c) the number of Class B subordinate voting shares remaining available for issuance under the 2001 Stock Option Plan.

                        SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
                                             (AS AT DECEMBER 31, 2005)
----------------------------------------------------------------------------------------------------------------------
                                                                                             NUMBER OF SECURITIES
                                NUMBER OF SECURITIES TO BE    WEIGHTED-AVERAGE EXERCISE     REMAINING AVAILABLE FOR
                                  ISSUED UPON EXERCISE OF       PRICE OF OUTSTANDING         FUTURE ISSUANCE UNDER
        PLAN CATEGORY               OUTSTANDING OPTIONS                OPTIONS             EQUITY COMPENSATION PLANS
                                                                                             (EXCLUDING SECURITIES
                                                                                            REFLECTED IN COLUMN (A))
                                            (A)                          (B)                           (C)
----------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans
approved by security holders             2,691,006                     $20.039                     4,295,581
----------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans not
approved by security holders                N/A                          N/A                          N/A
----------------------------------------------------------------------------------------------------------------------
Total                                    2,691,006                     $20.039                     4,295,581
----------------------------------------------------------------------------------------------------------------------

(1) The Class B subordinate voting shares to be issued upon exercise of outstanding options are comprised of (i) 2,145,606 Class B subordinate voting shares reserved for issuance in respect of options previously granted under the 2001 Stock Option Plan and (ii) 545,400 Class B subordinate voting shares reserved for issuance in respect of options issued in connection with the 2001 merger of Teck Corporation and Cominco Ltd. (the "Merger Options"). The aggregate number of Class B subordinate voting shares reserved for issuance in respect of such outstanding options represents 1.32% of the aggregate number of Class A Common shares and Class B subordinate voting shares and 1.35% of the outstanding Class B subordinate voting shares.

(2) The aggregate of 6,989,587 Class B subordinate voting shares reserved for issuance under (i) the 2001 Stock Option Plan in respect of outstanding options and options which may be granted in future thereunder and (ii) outstanding options granted in 2001 as a result of the merger of the Company and Cominco Ltd. represents 3.43% of the aggregate number of outstanding Class A Common shares and Class B subordinate voting shares and 3.52% of the number of outstanding Class B subordinate voting shares.

SHARE UNIT PLANS
----------------

        Effective April 28, 2004, Directors and Senior Executive Officers were eligible to participate in the Company's Deferred Share Unit Plan ("DSU") or Restricted Share Unit Plan ("RSU"). These plans provide for an annual grant to each Director and certain Senior Executive Officers. Non-executive directors also have the right to elect on an annual basis to receive some or all of their annual retainer in DSUs. Dividend equivalents will be credited to a participant's account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares. In the case of the Senior Executive Officers, DSUs and RSUs vest on the third anniversary of the end of the calendar year immediately preceding the date of grant. DSUs are paid out in cash on termination of employment, retirement or death. DSUs for directors are paid out in cash when the participant ceases to be a member of the Board. RSUs are paid out in cash prior to the third anniversary of the year ended immediately prior to the grant.

        Other executives and managers became eligible to participate in the share unit plans in 2005. As of December 31, 2005, directors, executives and managers held a total of 220,099 DSUs and 127,947 RSUs.



                     CHIEF EXECUTIVE OFFICER COMPENSATION
                     ------------------------------------

        Mr. Lindsay was appointed President and Chief Executive Officer in April, 2005. Mr. Lindsay succeeded Mr. Thompson who continues as a director. Mr. Lindsay's base salary for 2005 was $800,000. He participates in the Company's bonus and equity compensation plans. Mr. Lindsay's pension arrangements are described in the section of this report entitled "Pension Plan for Executives and Qualified Senior Salaried Employees".

        The Compensation Committee reviews the compensation of the Chief Executive Officer, his performance against specific objectives set out in the strategic pan including: attainment of $500 million operating profit at Elk Valley Coal, the completion of Stage II expansion and full production at Cheviot, completion of mine construction at Pogo, achievement of ISO 14001 at Trail, and the generation of a new income source through exploration, development or acquisition.

        For 2005, Mr. Lindsay's bonus was based on a corporate result of 200% of target, an overall business unit result of 118% of target and a personal performance result of 125% of target, for a total bonus of $644,800 or 80.6% of base salary.

        Compared to CEO compensation at Canadian mining and metal refining companies, and other comparable natural resource based companies, Mr. Lindsay's total compensation, including base pay, bonus and equity-based compensation, is between the median and seventy fifth percentile of the comparator group. The total shareholder return for the Company in 2005 relative to the comparator group was in the top quartile.

Presented by the Committee:

        J. B. Aune
        L. I. Barber
        R. J. Wright

                            SHARE PERFORMANCE GRAPH

        The following graph illustrates the Company's five-year (to December 31, 2005) cumulative total shareholder return (assuming reinvestment of dividends on each dividend payment date) on a $100 investment on January 1, 2000 in Class A Common shares and Class B subordinate voting shares compared to the return on a comparable investment on the Diversified Metals & Mining Index (Sub Industry), the S&P TSX Composite Index and the Materials Index (Sector).

               TECK COMINCO LIMITED COMPARISON OF 5 YEAR TOTAL
                         COMMON SHAREHOLDERS' RETURN


                             [LINE CHART OMITTED]


--------------------------------------------------------------------------------------------
                                                    2000   2001   2002  2003   2004    2005
--------------------------------------------------------------------------------------------
Teck A                                               100    107    113   213    343     612
--------------------------------------------------------------------------------------------
Teck B                                               100     91     84   162    275     469
--------------------------------------------------------------------------------------------
Diversified Metals & Mining Index (Sub Industry)     100    109    120   210    241     354
--------------------------------------------------------------------------------------------
S&P/TSX Composite Index                              100     87     77    97    111     138
--------------------------------------------------------------------------------------------
Materials Index (Sector)                             100    111    118   151    161     186
--------------------------------------------------------------------------------------------

                           COMPENSATION OF DIRECTORS

        Commencing on April 27, 2005 the Company paid each of its directors an annual fee of $35,000. In addition, for the financial year ended December 31, 2005, the Chairman of the Board was paid an annual retainer of $300,000, the non-executive Deputy Chairman of the Board was paid an annual retainer of $225,000, the Chairman and Deputy Chairman of the Audit Committee received additional fees of $20,000 and $10,000 respectively and the Chairmen of the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee and Environment, Health & Safety Committee received an additional fee of $3,000 per annum.

        Directors who were not executives of the Company also received a fee of $1,500 for each Board meeting attended and $1,000 for each Committee meeting attended, $5,000 per annum for service on the Audit Committee, $3,500 per annum for service on the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee and Environment, Health & Safety Committee, reimbursement of all travel costs and a payment of $1,500 per annum for other expenses related to their duties.

        On April 28, 2004, the Board discontinued grants of options under the 2001 Stock Option Plan to non-executive directors. Directors continue to hold options that were granted to them previously. As of December 31, 2005, the Chairman of the Board held options to purchase 296,500 Class B subordinate voting shares of which 125,000 date from his tenure as CEO of the Company, the non-executive Deputy Chairman of the Board held options to purchase 108,500 Class B subordinate voting shares and the other non-executive directors of the Company held options to purchase 668,650 Class B subordinate voting shares in the aggregate, issued at the closing prices for those shares on the Toronto Stock Exchange on the day immediately preceding the respective dates of grant.

MANDATORY SHAREHOLDING POLICY FOR DIRECTORS

        In April, 2004 the Board implemented a Mandatory Shareholding Policy (the "Policy") for non-executive directors. The Policy requires directors to own 15,000 shares and/or DSUs or RSUs. Directors will have a period of five years within which to reach the mandatory level.


               SHAREHOLDER PROPOSALS FOR THE 2007 ANNUAL MEETING

        In order to be included in proxy material for the 2007 Annual Meeting of Shareholders, shareholder proposals must be received by the Company at its offices at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9,
Attention: Corporate Secretary, no later than November 30, 2006.

                            ADDITIONAL INFORMATION

        Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9:

(i) the 2005 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2005, together with the accompanying report of the External Auditor;

(ii)    this Management Proxy Circular;

(iii)   the Company's most recent Annual Information Form;

(iv)    comparative financial statements for the year ended December 31, 2005;
        and

(v) Management's Discussion and Analysis in respect of the comparative financial statements for the year ended December 31, 2005 ("MD&A")


        Financial   information  is  provided  in  the  Company's  comparative financial statements and MD&A for 2005.

        Additional information relating to the Company is on SEDAR at www.sedar.com.



                         BOARD OF DIRECTORS' APPROVAL

        The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.

        DATED this 1st day of March, 2006.

                                                  By Order of the Board


                                                  /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                                 SCHEDULE "A"
               TO MANAGEMENT PROXY CIRCULAR DATED MARCH 1, 2006


                  2001 STOCK OPTION PLAN AMENDMENT RESOLUTION

        WHEREAS the Board of Directors of the Company approved certain amendments to the Company's 2001 Stock Option Plan, (the "2001 Stock Option Plan") subject to approval of the Toronto Stock Exchange and approval of the shareholders of the Company.

        AND WHEREAS the approval of the shareholders of the Company for these amendments is required in accordance with the requirements of the Toronto Stock Exchange;

        NOW THEREFORE BE IT RESOLVED THAT:

ADDITION OF AMENDMENT MECHANISM

1. The 2001 Stock Option Plan be and it is hereby amended by adding the following provision, as section 15:

        "15.    AMENDMENTS TO AND DISCONTINUANCE OF THE 2001 STOCK OPTION PLAN

                (i) Subject to regulatory approval and the limitations in subsections (iii) and (iv) below, the Board may at any time amend or discontinue the 2001 Stock Option Plan, including, without limitation, amending any of the provisions of the 2001 Stock Option Plan relating to:

                        (a) the persons who are eligible for the grant of Options (including the provisions of sections 1 and 6 of the 2001 Stock Option Plan relevant thereto);

                        (b) the authority of the Compensation Committee of the Board and the Board in respect of the grant of Options (including the provisions of sections 1 and 6 of the 2001 Stock Option Plan relevant thereto);

                        (c) the extension of the term of any Option, provided the term of any Option shall not be more than ten years from the date of grant;

                        (d) the procedure for the tendering of a notice of exercise of Options and the exercise of Options (including the provisions of section 8 of the 2001 Stock Option Plan relevant thereto);

                        (e) the acceleration of vesting and the exercise of the Option in the event of a take-over bid (including the provisions of section 10 of the 2001 Stock Option Plan relevant thereto);

                        (f) the purchase of outstanding Options by the Company in the event of a take-over bid (including the provisions of section 11 of the 2001 Stock Option Plan relevant thereto);

                        (g) the adjustment in Class B Subordinating Voting shares (the "Shares") in the event that the authorized capital of the Company as presently constituted is consolidated into a lesser number of Shares or subdivided into a greater number of Shares (including the provisions of section 12 of the 2001 Stock Option Plan relevant thereto);

                        (h) the interpretation by the Board of any questions of interpretation of the 2001 Stock Option Plan (including the provisions of section 13 of the 2001 Stock Option Plan relevant thereto);

                        (i) the determination of the exercise price of the Options (including the provisions of section 4 of the 2001 Stock Option Plan relevant thereto); and

                        (j) any other matter which does not expressly require the approval of shareholders of the Company under subsection (iii) below;

                (ii) Subject to regulatory approval and the limitations of subsections (iii) and (iv) below, the Board may amend the terms of any outstanding Options provided that the terms of such amendment are made in accordance with the 2001 Stock Option Plan;

                (iii) Subject to regulatory approval, the Board may amend any of the provisions of the 2001 Stock Option Plan relating to the following, provided the Board obtains the approval of the shareholders of the Company in respect thereof:

                        (a) the limitations on grants of Options to Insiders, and the number of Shares that may be reserved for issuance to Insiders (including the provisions of section 2 of the 2001 Stock Option Plan relevant thereto); or

                        (b) the maximum number of shares reserved for issuance upon exercise of Options available under the 2001 Stock Option Plan (including the provisions of section 3 of the 2001 Stock Option Plan relevant thereto); and

                (iv) None of the amendments listed in (i), (ii) or (iii) above may, without the consent of any holder of Options under the 2001 Stock Option Plan, be made if such amendment will have the effect of impairing, derogating from or otherwise adversely affecting such holder's rights under the 2001 Stock Option Plan, unless additional similar rights comparable thereto, or other compensation of equal or greater value, is given to such holder."


VESTING OF OPTIONS UPON RETIREMENT
----------------------------------

2. Subject to approval of the Toronto Stock Exchange, and, if required, approval of shareholders of the Company, the 2001 Stock Option Plan be and it is hereby amended by replacing the text of subsection 5(e)(iii) with the following:

        "(iii) in any case where the employment of a holder of an Option has terminated (otherwise than by death or dismissal for cause) on or after the date on which such employee has reached normal retirement age in accordance with the policies of the Company or the affiliate of which he or she is an employee, all shares awarded under option grant shall fully vest on the date of retirement and shall be purchasable, in whole at any time or in part from time to time, until the third anniversary of the date of retirement or the expiry date of such Option, whichever first occurs;".

3. Subject to approval of the Toronto Stock Exchange, and, if required, approval of shareholders of the Company, the 2001 Stock Option Plan be and it is hereby amended by replacing the text of subsection 5(e)(iv) with the following:

        "(iv) an Option held by an individual at the date that he or she takes retirement before normal retirement age at the request or with the concurrence of the Company may continue to be exercisable, but only as to the number of Shares purchasable immediately prior to retirement, until such date not later than the expiry date of such Option as the President of the Company may determine at the date of retirement; provided that the President of the Company is granted the further discretion to treat an individual who takes retirement before normal retirement age at the request of or with the concurrence of the Company as if the individual had reached normal retirement for the purposes of the 2001 Stock Option Plan;".


GENERAL
-------

4. All Options held by an optionholder who reached normal retirement age or who took retirement before normal retirement age at the request or with the concurrence of the Company after January 1, 2006 will vest in accordance with the provisions of the 2001 Stock Option Plan as amended in accordance with the above.

5. Any one director or officer of the Company be and is hereby authorized and directed on behalf of the Company to do and perform all such acts, deeds and things and to execute and deliver under the corporate seal or otherwise, all such documents deeds, certificates or other writing which he or she in his or her discretion shall deem necessary, desirable or proper in order to implement these amendments to the 2001 Stock Option Plan, including approving any changes or corrections to the 2001 Stock Option Plan required to give effect to the intent of these resolutions or required by the Toronto Stock Exchange or otherwise considered advisable, making all required applications and giving necessary notice to the Toronto Stock Exchange.

                              TECK COMINCO LIMITED

                          PROXY - CLASS A COMMON SHARES
                           ANNUAL AND SPECIAL MEETING
                                 APRIL 26, 2006

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

         The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Deputy Chairman of the Board of the Company or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held on April 26, 2006 and any adjournment thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:


1. To elect as directors all nominees named in the accompanying Management Proxy Circular.

                  FOR _________        WITHHOLD VOTE _________

2. To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors' remuneration.

                  FOR _________        WITHHOLD VOTE _________

3.       To approve the Amendment to the 2001 Stock Option Plan.

                  FOR _________        AGAINST _________


         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.


         DATED this _______________  day of ___________________________, 2006.



______________________________________  ______________________________________
    Signature of Shareholder                (Number of Shares Represented)
                                                              (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or to the Corporate Secretary of the Company, at the Company's registered office located at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.


IMPORTANT NOTICE - Do you wish to receive interim financial statements? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive interim financial statements; however you will continue to receive proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED INTERIM FINANCIAL STATEMENTS
PLEASE CHECK HERE   [_]




     Your name and
   address are shown
    as registered -
   please notify CIBC
      Mellon Trust
     Company of any
     change in your
        address.

                             TECK COMINCO LIMITED

                   PROXY - CLASS B SUBORDINATE VOTING SHARES
                          ANNUAL AND SPECIAL MEETING
                                APRIL 26, 2006

           THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

         The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Deputy Chairman of the Board of the Company or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held on April 26, 2006 and any adjournment thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:


1. To elect as directors all nominees named in the accompanying Management Proxy Circular.

                  FOR _________        WITHHOLD VOTE _________

2. To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors' remuneration.

                  FOR _________        WITHHOLD VOTE _________

3.       To approve the Amendment to the 2001 Stock Option Plan.

                  FOR _________        AGAINST _________


         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.


         DATED this _______________  day of ___________________________, 2006.



______________________________________  ______________________________________
    Signature of Shareholder                (Number of Shares Represented)
                                                              (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or to the Corporate Secretary of the Company, at the Company's registered office located at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.


IMPORTANT NOTICE - Do you wish to receive interim financial statements? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive interim financial statements; however you will continue to receive proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED INTERIM FINANCIAL STATEMENTS PLEASE CHECK HERE [_]





     Your name and
   address are shown
    as registered -
   please notify CIBC
      Mellon Trust
     Company of any
     change in your
        address.

        TECK COMINCO LIMITED             REQUEST FOR FINANCIAL STATEMENTS


Dear Shareholder:                        TO: CIBC Mellon Trust Company

As a non-registered shareholder of Please add my name to the TECK COMINCO LIMITED, you are Supplemental Mailing List for TECK
entitled   to  receive  our  interim     COMINCO  LIMITED  and  send me their
financial     statements,     annual     financial  statements  as  indicated
financial  statements,  or both.  If     below:
you  wish to  receive  them,  please
either complete and return this card     INTERIM FINANCIAL STATEMENTS     [_]
by mail or submit your request ANNUAL FINANCIAL STATEMENTS [_] online (see address below). Your name  will  then  be  placed  on the
Supplemental Mailing List maintained     (Please Print)
by our Transfer Agent and Registrar,
CIBC Mellon Trust Company.               Name ______________________________

As    long   as   you    remain    a     Address ___________________________
non-registered shareholder, you will
receive this card each year and will     ___________________________________
be required to renew your request to
receive these financial  statements.     ___________________________________
If you have any questions about this
procedure, please contact CIBC Postal Code/Zip Code ______________ Mellon Trust Company by phone at 1-
800-387-0825 or (604) 688-4330 or at
www.cibcmellon.com/InvestorInquiry.


WE  ENCOURAGE  YOU  TO  SUBMIT  YOUR
REQUEST ONLINE AT
WWW.CIBCMELLON.COM/FINANCIALSTATEMENTS.
OUR COMPANY CODE NUMBER IS 7330A.

NOTE:  Do not  return  this  card by
mail  if  you  have  submitted  your
request online.

                             TECK COMINCO LIMITED


TO NON REGISTERED (BENEFICIAL HOLDERS)

Dear Shareholder:

It is our goal to provide investors with access to shareholder communications in an efficient, effective and environmentally friendly way.


ELECTRONIC ACCESS TO SHAREHOLDER COMMUNICATIONS

This method will give shareholders the ability to electronically access the following important company documents easily and quickly:

o        Teck Cominco Limited Annual Report including financial statements
o        Notice of shareholder meetings
o        Information Circular and proxy related materials

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs.

HOW TO ENROLL FOR ELECTRONIC DELIVERY OF DOCUMENTS

If you prefer the electronic option, you must have an electronic mail (e-mail) account and access to the Internet. TO TAKE ADVANTAGE OF ELECTRONIC DELIVERY, PLEASE GO TO WWW.INVESTORDELIVERY.COM AND FOLLOW THE INSTRUCTIONS FOR ENROLLMENT. Please use the 12 character Control Number displayed on the enclosed Voting Instruction Form. If you hold Teck Cominco Limited shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account. You must register for each account. Each account will be coded for electronic delivery of documents and you will be notified when companies held in your accounts make them available on-line. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address.

ELECTRONIC VOTING

You may also vote your shares through the Internet. You will receive an e-mail notification on how to access Teck Cominco Limited documents when they become available, as well as a Control Number to enable you to vote your shares through the WWW.PROXYVOTE.COM Internet website. The control number is also displayed on the Voting Instruction Form if you received paper copies of documents.

Your enrollment for this option will remain in effect until you cancel it. You may cancel your enrollment at any time by accessing the www.investordelivery.com website. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.